Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. _________
Date: December 11, 2007

Execution Copy

TSX GROUP INC.

 - and -

BOURSE DE MONTRÉAL INC.

COMBINATION AGREEMENT

December 10, 2007

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5.8	Access to Information	34
5.9	Continuity and Other Covenants	35
5.10	Director and Officer Liability	35
5.11	Employee Matters	37
ARTICLE 6 CONDITIONS		38
6.1	Mutual Conditions Precedent	38
6.2	Additional Conditions Precedent to the Obligations of TSX	38
6.3	Additional Conditions Precedent to the Obligations of MX	39
6.4	Notice and Cure Provisions	40
6.5	Satisfaction of Conditions	41
ARTICLE 7 AMENDMENT AND TERMINATION		41
7.1	Amendment	41
7.2	Termination	41
7.3	Expenses and Termination Fee	43
ARTICLE 8 GENERAL		44
8.1	Schedules	44
8.2	Notices	45
8.3	Assignment	46
8.4	Cooperation / Further Assurances	46
8.5	Expenses	46
8.6	Public Announcements	46
8.7	Governing Law	47
8.8	Forum; Jurisdiction	47
8.9	Invalidity of Provisions	47
8.10	Counterparts	47
8.11	Investigation by Parties	47
8.12	Time	47
8.13	Amendments	47
8.14	Specific Performance and other Equitable Rights	48
8.15	No Third Parties Beneficiaries	48
8.16	Waiver	48
8.17	Language	48

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SCHEDULES

Schedule A	Supporting MX Shareholders

Schedule 1.1.10	Amalgamation Agreement

Schedule 1.1.11	Amalgamation By-Law

Schedule 1.1.12	Amalgamation Resolution

Schedule 1.1.77	Regulatory Approvals

Schedule 3.1	Representations and Warranties of MX

Schedule 3.2	Representations and Warranties of TSX

Schedule 4.2	Certain Terms and Conditions of the Amalco Recognition Order and of the TSX Undertaking to the AMF

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COMBINATION AGREEMENT

THIS COMBINATION AGREEMENT made as of the 10th day of December, 2007,

BETWEEN:	TSX GROUP INC. , a corporation existing under the laws of Ontario (hereinafter referred to as “TSX”)

AND:	BOURSE DE MONTRÉAL INC., a company existing under the laws of Québec (hereinafter referred to as “MX”)

WHEREAS TSX and MX wish to enter into an agreement providing for the amalgamation of 9189-7058 Québec Inc. (“TSX Subco”), a wholly-owned subsidiary of TSX, and MX under Part IA of the Companies Act (Québec) (the “Amalgamation”) subject to the terms and conditions of this Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX and various business continuity covenants relating to MX and Amalco (as defined herein) as contemplated herein shall become effective; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the shareholders of MX identified in Schedule A attached hereto (the “Supporting MX Shareholders”) will enter on the date hereof into support and voting agreements with TSX (the “Support and Voting Agreements”) evidencing, among other things, their agreement to vote in favour of the Amalgamation Resolution (as defined herein) and the other matters contemplated herein and their agreement, subject to certain terms and conditions, not to sell, trade, pledge or enter into any other agreements in respect of their MX Shares (as defined herein);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1
“1999 Agreement” means the memorandum of agreement by and among the Alberta Stock Exchange, the Montréal Exchange, the Toronto Stock Exchange and the Vancouver Stock Exchange dated as of March 15, 1999, as amended from time to time, by which the Canadian exchange industry was realigned and consolidated;

1.1.2
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and the Amalgamation Agreement and other than any transaction between or involving only MX and/or one or more of its direct or indirect whollyowned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than TSX) relating to: (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of MX and its Subsidiaries taken as a whole or 10% or more of any voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; (ii) any takeover bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 10% or more of any class of voting or equity securities of MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of MX; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving MX or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of MX;

1.1.3	“Affiliates” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date hereof;

1.1.4	“Agreement” means this Combination Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

1.1.5	“Amalco” means the company resulting from the Amalgamation;

1.1.6
“Amalco Common Shares” means common shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the articles of amalgamation appended to the Amalgamation Agreement;

1.1.7	“Amalco Recognition Order” has the meaning ascribed thereto in Schedule 1.1.77;

1.1.8
“Amalco Redeemable Shares” means redeemable preferred shares in the share capital of Amalco, having the rights, privileges, conditions and restrictions described in the articles of amalgamation appended to the Amalgamation Agreement;

1.1.9	“Amalgamation” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.10
“Amalgamation Agreement” means the agreement among TSX, TSX Subco, TSX Newco and MX in relation to the Amalgamation dated the date hereof and the transactions contemplated hereby attached hereto as Schedule 1.1.10;

1.1.11	“Amalgamation By-Law” means MX By-Law 2007-1 dated the date hereof relating to the Amalgamation attached hereto as Schedule 1.1.11;

1.1.12	“Amalgamation Resolution” means the resolution of MX Shareholders entitled to vote thereon, substantially in the form attached hereto as Schedule 1.1.12;

1.1.13	“AMF” means Québec’s Autorité des marchés financiers, and any successor thereof;

1.1.14	“Articles of Amalgamation” means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar;

1.1.15	“Board of Directors” means the board of directors of MX;

1.1.16	“BOX” means the Boston Options Exchange Group LLC;

1.1.17
“BOX Material Contracts” means: (i) the fifth amended and restated operating agreement made as of January 26, 2005 by and among, inter alia, MX and BOX; (ii) the technical and operational agreement between MX and BOX dated September 25, 2005; and (iii) the regulatory services agreement entered into between BOX and Boston Options Exchange Regulation LLC dated April 4, 2002;

1.1.18	“BSE” has the meaning ascribed thereto in Section 1.1.77;

1.1.19
“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.20	“CAREX” means the Canadian Resources Exchange Inc.;

1.1.21	“Cash Alternative” has the meaning ascribed thereto in Section 2.1.2(a);

1.1.22	“Certificate of Amalgamation” means the certificate issued by the Enterprise Registrar attesting to the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.23	“Change in Recommendation” has the meaning ascribed thereto in Section 7.2.1(c);

1.1.24
“Circular” means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.25	“Commissioner” means the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act;

1.1.26	“Companies Act” means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.27	“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time to the Effective Date;

1.1.28
“Confidentiality Agreement” means the letter agreement dated May 10, 2007, as amended by the Exclusivity Agreement and as further amended from time to time, between MX and TSX, relating to the confidentiality of negotiations and information;

1.1.29
“Contracts” (individually, a “Contract”) means all verbal or written contracts and agreements (including quotations, purchase orders and rebates), collective agreements, leases, deeds, indentures, instruments, entitlements, commitments, undertakings and orders made by or to which TSX or MX, as the case may be, or any of their respective Subsidiaries is a party or by which TSX or MX, as the case may be, or any of their respective Subsidiaries is bound or under which TSX or MX, as the case may be, or any of their respective Subsidiaries has, or will have, any rights or obligations and includes rights to use, franchises, license agreements and agreements for the purchase and sale of assets or shares;

1.1.30	“Depository” shall mean CIBC Mellon Trust Company;

1.1.31
“Derivative Work” means a work that is based upon one or more pre-existing works, such as a revision, enhancement, modification, abridgement, condensation, expansion or any other form in which such pre-existing works may be recast, transformed or adapted, and which, if prepared without authorization of the owner of the copyright in such pre-existing work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a pre-existing work and translation from one human language to another and from one type of code or computer platform to another;

1.1.32	“Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.33	“Employment Agreement” means the employment agreement between TSX and Mr. Luc Bertrand dated the date hereof;

1.1.34
“Encumbrances” shall mean any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of pre-emption, privilege or any option, right of pre-emption, privilege or contract to create any of the foregoing;

1.1.35	“Enterprise Registrar” means the enterprise registrar acting under the Companies Act;

1.1.36	“Exchange Ratio” means 0.7784 TSX Share for each MX Share;

1.1.37
“Exclusivity Agreement” means the letter agreement dated November 20, 2007, as amended from time to time, between MX and TSX, in relation to the exclusivity of negotiations, confidentiality and other matters;

1.1.38
“GAAP” means the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants, including the accounting recommendations and interpretations contained therein;

1.1.39
“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.40
“Indebtedness” means, without duplication but excluding indebtedness between a Person and its wholly-owned Subsidiaries: (i) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured; (ii) obligations under conditional sale or other title retention Contracts relating to purchased property; (iii) capitalized lease obligations; (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof); and (v) guarantees of any Indebtedness of any other person;

1.1.41	“Intellectual Property” means intellectual property rights, whether patented or registered or not, including rights in:

(a)
inventions, discoveries, ideas, concepts, and Technical Information, whether patentable or not, pending patent applications (including divisional, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents (collectively “Patents”);

(b)
trade-marks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing (collectively, “Trademarks”);

(c)	computer programs (including source code, object code and data) and related documentation and materials (collectively, “Information Technology”);

(d)
works of authorship including works in which copyright subsists (including any registrations and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) (collectively, “Copyrights”);

(e)	industrial designs and similar rights; and

(f)	integrated circuit topographies, mask works and similar rights;

1.1.42
“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.43	“Leased Real Property” has the meaning ascribed thereto in Schedule 3.1;

1.1.44	“Legal Action” has the meaning ascribed thereto in Schedule 3.1;

1.1.45
“License Agreement” means any material agreement granting or obtaining any right to use or practice any rights under any Intellectual Property to which MX is a party or otherwise bound, either as licensee or licensor;

1.1.46	“Matching Period” has the meaning ascribed thereto in Section 5.7.1(iv);

1.1.47
“Material Adverse Effect” means any event, change or effect that is, or would reasonably be expected to be (individually or in the aggregate), material and adverse to the business, assets, properties, condition (financial or otherwise), results of operations of either TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole; except any such event, change or effect resulting from or arising in connection with:

(a)	any change in GAAP;

(b)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(c)	any change or development in general economic, business, or regulatory conditions or in global financial or capital markets;

(d)
any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(e)	any change or development affecting the industries in which either of TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

(f)	the announcement of the entering into of this Agreement or of the Amalgamation and the consummation of the transactions contemplated herein;

(g)
any change in the market price or trading volume of any securities of TSX or MX (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of TSX or MX, as the case may be, trade;

provided, however, that any such event, change or effect referred to in clauses (b), (c), (d) or (e), above does not primarily relate only to (or have the effect of primarily relating only to) TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, or disproportionately adversely affect TSX or MX, as the case may be, and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) taken as a whole, compared, in the latter case, to other companies of similar size operating in the industries in which TSX, MX and their respective Subsidiaries (including, in the case of MX, CAREX and BOX) operate;

1.1.48	“material fact” has the meaning ascribed thereto in the Securities Act;

1.1.49	“Maximum Cash Consideration” has the meaning ascribed thereto at Section 2.1.2(a);

1.1.50	“Maximum Share Consideration” has the meaning ascribed thereto at Section 2.1.2(a);

1.1.51	“Material Customer” has the meaning ascribed thereto in Schedule 3.1;

1.1.52	“MCeX” means the Montréal Climate Exchange Inc.;

1.1.53	“Meeting Date” means any date on which the MX Meeting occurs;

1.1.54	“MX Disclosure Letter” means the letter dated as of the date hereof delivered by MX to TSX prior to the execution of this Agreement;

1.1.55
“MX Disclosure Record” means: (i) the non-offering prospectus of MX dated March 23, 2007; (ii) the audited consolidated financial statements of MX as at and for the fiscal years ended December 31, 2006 and 2005, including the notes thereto and the management’s discussion and analysis thereof; and (iii) the unaudited interim consolidated financial statements of MX as at and for the nine- month period ended September 30, 2007, including the notes thereto and the management’s discussion and analysis thereof;

1.1.56	“MX Employee Purchase Plan” means the employee share purchase plan adopted by MX on February 13, 2007, as it may be amended from time to time;

1.1.57	“MX Financial Statements” has the meaning ascribed thereto in Schedule 3.1;

1.1.58	“MX Material Contracts” has the meaning ascribed thereto in Schedule 3.1;

1.1.59
“MX Meeting” means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution;

1.1.60	“MX Nominees” has the meaning ascribed thereto in Section 5.9.1;

1.1.61
“MX Options” means the options to purchase MX Shares outstanding and unexercised at any given date and granted under any stock option plans established by MX or any of its Subsidiaries, as the case may be, including the MX Stock Option Plan;

1.1.62	“MX Owned Intellectual Property” has the meaning ascribed thereto in Schedule 3.1;

1.1.63	“MX Plans” has the meaning ascribed thereto in Schedule 3.1;

1.1.64
“MX Rights” means all outstanding options (other than MX Options) granted by MX or any of its Subsidiaries to acquire shares in the share capital of MX or any of its Subsidiaries, and other securities, rights, warrants, calls, instruments, shareholder agreements, voting trusts, voting agreements, pooling agreements, shareholder rights plans, agreements or commitments of any character whatsoever, written or verbal, (other than this Agreement) established by MX or any of its Subsidiaries requiring the issuance, acquisition, sale or transfer by MX of any shares in the share capital of MX or any of its Subsidiaries or any securities convertible or exchangeable into, or exercisable for, shares in the share capital of MX or any of its Subsidiaries or entitling the holder thereof to acquire, or have a Legal Action against MX or any of its Subsidiaries in respect of, shares in the share capital of MX or any of its Subsidiaries or other securities of MX or any of its Subsidiaries;

1.1.65	“MX Shareholders” (individually, a “MX Shareholder”) means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.66	“MX Shares” (individually, a “MX Share”) means common shares in the share capital of MX;

1.1.67	“MX Stock Option Plan” means the stock option plan of MX for the benefit of officers and key employees of MX adopted by MX on February 13, 2007, as it may be amended from time to time;

1.1.68	“Notice Date” has the meaning ascribed thereto in Section 5.7.1;

1.1.69	“Ontario Approvals” means the Regulatory Approvals obtained from the OSC referred to in items 5 and 6 of Schedule 1.1.77;

1.1.70	“OSC” means the Ontario Securities Commission, and any successor thereof;

1.1.71	“Other Nominees” has the meaning ascribed thereto in Schedule 4.2;

1.1.72	“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

1.1.73
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.74	“Personal Information” has the meaning ascribed thereto in Schedule 3.1;

1.1.75	“Québec Approvals” means the Regulatory Approvals to be obtained from the AMF referred to in items 2, 3 and 4 of Schedule 1.1.77 and in the MX Disclosure Letter;

1.1.76	“Recognition Order” means AMF Decision No. 2003-C-0184 in respect of the recognition of Bourse de Montréal Inc. as a self-regulatory organisation;

1.1.77
“Regulatory Approvals” (individually, a “Regulatory Approval”) means those sanctions, rulings, consents, orders, exemptions, permits, declarations, filings and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, as set out on Schedule 1.1.77 and the MX Disclosure Letter;

1.1.78	“Remaining TSX Shares” has the meaning ascribed thereto in Section 2.1.3;

1.1.79	“Replacement Option” has the meaning ascribed thereto in Section 2.7.1

1.1.80	“Representatives” has the meaning ascribed thereto in Section 5.6.1;

1.1.81
“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

1.1.82	“SEC” means the United States Securities and Exchange Commission;

1.1.83	“Securities Act” means the Securities Act (Québec), as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.84	“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada;

1.1.85	“Share Alternative” has the meaning ascribed thereto in Section 2.1.2(a);

1.1.86
“Subsidiary” (collectively, the “Subsidiaries”) with respect to any Person means any body corporate of which such Person is entitled to elect a majority of the board of directors thereof and shall include any other Person over which it exercises direction or control or which is in a like relation to such first Person;

1.1.87
“Superior Proposal” means a bona fide Acquisition Proposal made to MX in writing and duly authorized by the board of directors of the Person making the Acquisition Proposal: (i) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, purchase of assets (including transfer of assets in favour of an income trust) or similar transaction), all the outstanding MX Shares, or all the assets or revenues of MX on a consolidated basis; (ii) that was not solicited by MX or any of its representatives in contravention of Section 5.6; (iii) that, to the extent it offers cash consideration, for which any required financing is then committed; (iv) that the Board of Directors determines in good faith (after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors’ fiduciary duties), taking into account all legal, financial, regulatory and other aspects of such proposal and giving due consideration to the commitments set out in Schedule 4.2:

(a)	is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(b)
would, if consummated in accordance with its terms and taking into account the completion risks as referred to in clause (a) above, result in a transaction that is more favourable from a financial point of view to MX Shareholders than the transaction contemplated by this Agreement;

1.1.88	“Support and Voting Agreements” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.89	“Supporting MX Shareholders” has the meaning ascribed thereto in the Recitals to this Agreement;

1.1.90
“Target Completion Date” means June 30, 2008, subject to the right of either party to postpone the Target Completion Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Target Completion Date (and any subsequent Target Completion Date), or such later date as may be agreed to in writing by the Parties;

1.1.91
“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.92
“Technical Information” means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of MX or any of its Subsidiaries (including CAREX), including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

1.1.93	“Technology” means all Intellectual Property and Technical Information;

1.1.94	“Termination Fee” has the meaning ascribed thereto in Section 7.3.1;

1.1.95	“Termination Fee Event” has the meaning ascribed thereto in Section 7.3.1;

1.1.96
“Third Party Software” means software (including third party commercial products, shareware, freeware, free software, open source software, public domain software and redistributables) that is not owned exclusively by MX or any of its Subsidiaries;

1.1.97	“TSX Disclosure Letter” means the letter dated as of the date hereof delivered by TSX to MX prior to the execution of this Agreement;

1.1.98
“TSX Disclosure Record” means: (i) the annual information form of TSX dated March 26, 2007 for the fiscal year ended December 31, 2006; (ii) the audited consolidated financial statements of TSX as at and for the fiscal years ended December 31, 2006 and 2005, including the notes thereto and the management’s discussion and analysis thereof; (iii) the unaudited interim consolidated financial statements of TSX as at and for the nine- month period ended September 30, 2007, including the notes thereto and the management’s discussion and analysis thereof; and (iv) the management proxy circular of TSX dated April 25, 2007;

1.1.99	“TSX Employee Share Purchase Plan” means the employee share purchase plan of TSX amended and restated as at January 1, 2004;

1.1.100	“TSX Financial Statements” has the meaning ascribed thereto in Schedule 3.2;

1.1.101	“TSX Intellectual Property” has the meaning ascribed thereto in Schedule 3.2;

1.1.102	“TSX Newco” means 9190-1983 Québec Inc.;

1.1.103
“TSX Options” means the options to purchase TSX Shares outstanding and unexercised at any given date and granted under any stock option plans established by TSX and any of its subsidiaries, as the case may be, including the TSX Stock Option Plan;

1.1.104	“TSX Recognition Order” means the decision from the OSC dated April 3, 2000, 23 O.S.C.B. 2495, as varied from time to time, in respect of the recognition of TSX as an exchange;

1.1.105	“TSX Shareholders” means the registered or beneficial holders of the issued and outstanding TSX Shares, from time to time;

1.1.106	“TSX Shares” (individually, a “TSX Share”) means common shares in the share capital of TSX;

1.1.107	“TSX Stock Option Plan” means the stock option plan of TSX adopted by the TSX board of directors on September 4, 2002, and the TSX Shareholders on October 22, 2002, as amended from time to time;

1.1.108	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

1.1.109	“Value” has the meaning ascribed thereto in Section 2.1.2.

1.2  Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Any capitalized terms used in any Schedule, in the MX Disclosure Letter or the TSX Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement.

1.3  Currency

All sums of money referred to in this Agreement, unless otherwise noted, are expressed in Canadian dollars.

1.4  Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5  Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6  Entire Agreement

This Agreement, the Amalgamation Agreement, the Confidentiality Agreement (which shall terminate on the Effective Date) constitute the entire agreement between the parties hereto pertaining to the terms of the Amalgamation and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Amalgamation and such arrangements.

1.7  Statutory References, References to Persons and References to Contracts

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.8  Knowledge

1.8.1	Any reference to the knowledge of MX shall mean to the best of the knowledge, information and belief of the persons listed in the MX Disclosure Letter after reasonable enquiry.

1.8.2	Any reference to the knowledge of TSX shall mean to the best of the knowledge, information and belief of the persons listed in the TSX Disclosure Letter after reasonable enquiry.

ARTICLE 2
AMALGAMATION

2.1  Terms of Amalgamation

MX and TSX covenant and agree that the Amalgamation will be implemented in accordance with and subject to the terms hereof and as more fully set forth in the Amalgamation Agreement, including, without limitation, as follows:

2.1.1	At the Effective Date, TSX Subco and MX shall be amalgamated and shall continue as one company, being Amalco, pursuant to the provisions of Part IA of the Companies Act.

2.1.2	At the Effective Date:

(a)
the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Amalco Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Amalco Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39.00 per share (the “Cash Alternative”), in each case subject to proration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 2.1.3; (y) the maximum number of Amalco Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Amalco Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Amalco Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”);

(b)
any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, as provided in the Amalgamation Agreement or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative;

(c)
if the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Amalco Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Amalco Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Amalco Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 2.1.3;

(d)
if the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Amalco Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Amalco Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph (d)), the number of such Amalco Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio;

(e)
in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (a), Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Amalco Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value; and

(f)
each of the common shares of TSX Subco outstanding immediately prior to the Effective Date shall be converted into Amalco Common Shares, on the basis of one issued, fully paid and non-assessable Amalco Common Share for each issued and outstanding common share of TSX Subco.

2.1.3
In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

2.1.4
Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

2.1.5
Nothing set forth herein shall restrict the board of directors of TSX from enforcing the restrictions set forth in the articles of incorporation of TSX provided that, in no event, shall any Person or any combination of Persons or Persons acting jointly or in concert beneficially own or exercise control or direction over more than ten percent of the TSX Shares or any percentage as may from time to time be prescribed under applicable Laws.

2.2  MX Meeting

Subject to the terms hereof, MX covenants and agrees in favour of TSX that MX shall:

2.2.1	convene and hold the MX Meeting no later than February 13, 2008 for the purpose of considering the Amalgamation Resolution;

2.2.2
subject to Section 6.4, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the MX Meeting without TSX’s prior written consent, not to be unreasonably withheld, except as required for quorum purposes, by Law or by the MX Shareholders;

2.2.3
subject to Section 5.6, duly use all lawful and commercially reasonable efforts to obtain the approval of the MX Shareholders of the Amalgamation Resolution and cooperate with TSX upon its request in soliciting proxies on behalf of management of MX pursuant to the Circular, in accordance with the Companies Act, including, if so requested by TSX, acting reasonably, using dealer and proxy solicitation services and cooperating with any Persons engaged to solicit proxies in favour of the approval of the Amalgamation Resolution;

2.2.4
advise TSX as TSX may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the MX Meeting, as to the aggregate tally of the proxies received by MX in respect of the Amalgamation Resolution and the manner in which such proxies have been voted;

2.2.5	consult with TSX and TSX’s representatives and counsel in setting the date of the MX Meeting and allow TSX’s representatives and counsel to attend the MX Meeting; and

2.2.6
subject to obtaining: (i) the approval of at least two-thirds of the votes cast on the Amalgamation Resolution by the MX Shareholders, present in person or represented by proxy at the MX Meeting; and (ii) any other required MX Shareholders approval to comply with any securities Laws, as soon as reasonably practicable thereafter, and subject to the satisfaction or waiver of the other conditions herein contained in favour of each party, authorize any director of TSX Subco to file with the Enterprise Registrar the Articles of Amalgamation, and such other documents as may be required under the Companies Act to give effect to the Amalgamation.

2.3  MX Approval of the Amalgamation

MX represents and warrants to and in favour of TSX and acknowledges that TSX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement, that, as of the date hereof:

2.3.1
the Board of Directors has determined unanimously (other than Mr. Richard Schaeffer, who did not participate in the Board of Directors’ determination), upon consultation with its financial advisors, that the Amalgamation is fair to all MX Shareholders, that the Amalgamation is in the best interests of MX and the MX Shareholders, and accordingly, has unanimously approved the entering into of this Agreement and the Amalgamation Agreement, the Amalgamation By-Law and the making of a recommendation that MX Shareholders vote all of their MX Shares in favour of the Amalgamation Resolution;

2.3.2
each member of the Board of Directors (other than Mr. Richard Schaeffer, who did not participate in the Board of Directors’ determination) has indicated his intention to vote all of his MX Shares in favour of the Amalgamation Resolution and has agreed that the joint press release to be issued by the MX and TSX announcing the Amalgamation may so reference such statement of intention and that references to such intention may be made in the Circular; and

2.3.3
National Bank Financial Inc. and Citigroup Global Markets Inc. have delivered an opinion to the Board of Directors to the effect that the consideration to be received under the Amalgamation is fair from a financial point of view to all MX Shareholders.

2.4  MX Circular

MX shall prepare the Circular together with any other documents required by the Securities Act or other applicable Laws in connection with the Amalgamation and MX shall cause the Circular and other documentation required in connection with the MX Meeting to be sent to each MX Shareholder (and all such other Persons as may be required) and filed as required by applicable Laws as soon as reasonably practicable having regard to Section 2.2.1. TSX and its counsel shall be given reasonable opportunity to review and comment upon draft versions of the Circular prior to its being sent to each MX Shareholder (and other Persons) and filed as required by applicable Laws and all reasonable comments made by TSX and its counsel shall be taken into consideration and incorporated in the Circular, recognizing that whether or not such comments are appropriate will be determined by MX, acting reasonably; provided that all comments with respect to information related to TSX or provided by or on behalf of TSX and relating to TSX for the purpose of inclusion in the Circular shall be accepted and incorporated in the Circular.

2.5  Securities and Corporate Compliance

MX shall diligently do all such acts and things as may be necessary to comply with National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer in relation to the MX Meeting and, without limiting the generality of the foregoing, shall, in consultation with the TSX and its legal counsel, if necessary, accelerate the timing contemplated by such instrument pursuant to Section 2.20 thereof.

2.6  Preparation of Filings

2.6.1	MX and TSX shall cooperate in:

(a)
the preparation of any application for the orders and the preparation of any other documents reasonably deemed by TSX or MX to be necessary to discharge their respective obligations under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement; and

(b)	the taking of all such action as may be required under applicable Laws in connection with the Amalgamation and all other matters contemplated by this Agreement.

2.6.2
TSX shall furnish to MX all such information concerning TSX and the TSX Shareholders as may be required in connection with Sections 2.4 and the foregoing provisions of this Section 2.6, and covenants that no information so furnished by TSX will contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make any information so furnished not misleading in light of the circumstances in which it is furnished.

2.6.3
Subject to compliance by MX with Section 2.4, TSX will indemnify and save harmless MX and its directors and officers from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which MX, and its directors or officers may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)
any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by or on behalf of TSX for the purpose of inclusion in the Circular, including the pro forma financial statements to be included therein (except for any such misrepresentation resulting from financial information supplied by MX); and

(b)
any order made, or any inquiry, investigation or proceeding by any Governmental Entity, based on any misrepresentation or any alleged misrepresentation in any information related to TSX and provided by or on behalf of TSX for the purpose of inclusion in the Circular.

2.6.4
Each party shall promptly notify the other if at any time before the Effective Date it becomes aware that the Circular or an application for any order referred to in Section 2.6.1(a) contains any misrepresentation that is likely to affect the value of the market price of the MX Shares or the TSX Shares, as the case may be, or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, MX shall prepare a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to MX Shareholders (and other Person) and/or filed with the relevant securities regulatory authorities. TSX and its counsel shall be given reasonable opportunity to review and comment upon draft versions of any such supplement or amendment to the Circular or any such other document prior to its being sent to each MX Shareholder (and other Person) and filed as required by applicable Laws and all reasonable comments made by TSX and its counsel shall be taken into consideration and incorporated in any such supplement or amendment to the Circular, recognizing that whether or not such comments are appropriate will be determined by MX, acting reasonably; provided that all comments with respect to information related to TSX or provided by or on behalf of TSX relating to TSX for the purpose of inclusion in the Circular shall be taken into consideration and incorporated in any such supplement or amendment to the Circular.

2.6.5
MX shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that, at the date of the mailing of the Circular to MX Shareholders and at the date of the MX Meeting, the Circular does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (other than with respect to any information relating to TSX provided by or on behalf of TSX). Without limiting the generality of the foregoing, MX shall ensure that the Circular provides MX Shareholders with information in sufficient detail to enable reasonable securityholders to form a reasoned judgment concerning the matters to be placed before them at the MX Meeting.

2.7  MX Options, MX Stock Option Plan and MX Employee Purchase Plan

MX and TSX covenant and agree as follows with respect to the MX Options, the MX Stock Option Plan and the MX Employee Purchase Plan:

2.7.1
Each outstanding MX Option, whether vested or unvested, that is outstanding immediately prior to the Effective Date (an “Unexercised Option”) shall be cancelled and, in consideration for such cancellation, such holder shall receive from TSX an option (a “Replacement Option”) to purchase TSX Shares entitling the holder thereof, upon delivery to the executive offices of TSX of a duly completed exercise notice addressed to the Assistant Corporate Secretary of TSX, to purchase a number of TSX Shares equal to the product of the number of MX Shares issuable upon exercise of such Unexercised Option multiplied by the Exchange Ratio. Such Replacement Option shall provide for an exercise price per TSX Share equal to the exercise price per MX Share of such Unexercised Option immediately prior to the Effective Date divided by the Exchange Ratio; provided that the exercise price shall be adjusted upwards to the extent necessary to ensure that the conditions for a tax-deferred exchange set forth in subsection 7(1.4) of the Income Tax Act (Canada) are satisfied in respect of the transaction contemplated in this Section 2.7.1 but only to the extent such adjustment is approved by Toronto Stock Exchange without any requirement for approval by TSX Shareholders. If the foregoing calculation results in a Replacement Option being exercisable for a fraction of a TSX Share, then the number of TSX Shares subject to such Replacement Option shall be rounded down to the next whole number of TSX Shares.

Except as set forth above, all other terms and conditions of such Replacement Option (including the terms and conditions set forth in the MX Stock Option Plan to the extent such plan was previously applicable to such Unexercised Option) will be the same as the terms and conditions of such Unexercised Option, including the original vesting period applicable thereto, if any, without any acceleration of such vesting period by the Human Resources Committee of the Board of Directors. TSX will enter into Contracts with the holders of Replacement Options to evidence such Replacement Options, unless such holder’s Unexercised Options have been amended to reflect this Section 2.7.1 in accordance with the terms of the MX Stock Option Plan.

2.7.2
The MX Stock Option Plan shall be terminated at the Effective Date, and no MX Options shall be granted after the date hereof, provided however, that up to 35,213 MX Options may be granted in January 2008, in the ordinary course and consistent with past practice, pursuant to the terms of existing employment agreements and in accordance with the terms of the MX Stock Option Plan.

2.7.3
The MX Employee Purchase Plan shall be terminated immediately prior to the Effective Date. MX shall cause: (i) all amounts or contributions held by the plan administrator to be used to purchase MX Shares prior to the termination of the plan; and (ii) all amounts, contributions or MX Shares to be allocated to and to fully vest in the participants prior to the termination of the plan. MX employees eligible to participate to the MX Employee Purchase Plan at the Effective Date shall be eligible to participate to the TSX Employee Share Purchase Plan from and after the Effective Date.

2.8  Securities Laws; Filings and Orders

TSX will file, no later than the date the Circular is filed with the Securities Authorities, the Circular with the SEC on Form F-8 or Form F-80, as applicable, under the U.S. Securities Act, or will furnish the Circular to the SEC under cover of Form CB pursuant to Rule 802 under the U.S. Securities Act, if the exemption from the registration requirement of the U.S. Securities Act provided by such rule is available. TSX will also file such other documents or agreements as is required by the SEC and will pay any required filing fee in connection therewith. Any amendments to the Circular shall be furnished to or filed with the SEC by TSX as required by the relevant rules of the SEC. If TSX is not eligible to use any of such Form F-8, Form F-80 or Form CB pursuant to Rule 802 under the U.S. Securities Act, MX and TSX covenant and agree, at the request of TSX, to amend this Agreement or to proceed with another form of transaction whereby substantially similar results as intended under this Agreement and the Amalgamation could be achieved without causing TSX to register any of its securities under the U.S. Securities Act, including on economic terms and other terms and conditions and having consequences to the MX Shareholders which, in relation to MX and the MX Shareholders, are at least equivalent or better than those contemplated by this Agreement (except that such other form of transaction may require a different level of approval by the MX Shareholders than is provided by Section 6.1.1) and to amend this Agreement accordingly.

2.9  Payment of Consideration

TSX will, following receipt of Regulatory Approvals and immediately prior to the filing by MX of the Articles of Amalgamation with the Enterprise Registrar, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to MX, acting reasonably) and a treasury order relating to the issuance of a sufficient number of TSX Shares to complete all of the transactions contemplated by the Amalgamation.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of MX

MX represents and warrants to and in favour of TSX as set forth in Schedule 3.1 and acknowledges that TSX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.2  Representations and Warranties of TSX

TSX represents and warrants to and in favour of MX as set forth in Schedule 3.2 and acknowledges that MX is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

3.3  Survival

The representations and warranties of each of MX and TSX contained herein shall not survive the completion of the Amalgamation and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

ARTICLE 4
REGULATORY APPROVALS

4.1  Applications

4.1.1
MX and TSX covenant and agree to proceed diligently, in a coordinated fashion, to apply for, and obtain the Regulatory Approvals. MX, subject to Section 4.1.3, shall lead the process for obtaining the Québec Approvals and TSX, subject to Section 4.1.3, shall lead the process for obtaining the Ontario Approvals (it being understood that each party will co-operate with and provide the other with any support and/or information as contemplated in Section 4.1.2). TSX agrees to provide an undertaking in favour of the AMF with respect to each item referred to as an undertaking of TSX to the AMF in Schedule 4.2. For the avoidance of doubt, no approach by either party to any Governmental Entity shall include any proposal or undertaking not contemplated in Schedule 4.2 of this Agreement.

4.1.2
Subject to Section 4.1.1, MX and TSX covenant and agree: (i) to take promptly all actions necessary to cause the filings required by the parties and their respective Subsidiaries, to obtain all Regulatory Approvals to be made as soon as possible and, in the case of the filings under the Competition Act, filing within 14 days from the date hereof, an application for an advance ruling certificate and a long-form pre-merger notification; (ii) to comply at the earliest practicable date with any request for additional information received by any party or its Subsidiaries, from any Governmental Entities, including the AMF, the OSC, the SEC or the Competition Bureau in connection with obtaining any Regulatory Approval; and (iii) to cooperate with each other in connection with their respective filings with respect to obtaining any Regulatory Approval and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. For greater certainty, each party hereby agrees that from the date hereof until the earlier of (i) the Effective Date; or (ii) this Agreement having been terminated pursuant its terms, it shall use its commercially reasonable efforts, and shall cause its Subsidiaries, to use their commercially reasonable efforts, to obtain the Regulatory Approvals as soon as reasonably practicable, and, without limitation, it shall, and where appropriate shall cause its Subsidiaries, to:

(a)	effect all necessary or appropriate registrations, filings, applications and submissions of information required by Governmental Entities from such party or any of its Subsidiaries;

(b)	effect such presentations and assist at such meetings with Governmental Entities as may be deemed necessary or useful for the purpose of obtaining the Regulatory Approvals; and

(c)
cooperate in the preparation of any response by the other party to any request for additional information received by such other party or its Subsidiaries, from any Governmental Entities, including without limitation, the AMF or the Competition Bureau, in connection with obtaining any Regulatory Approval.

4.1.3
Each party hereby covenants and agrees in favour of the other party that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, it will not initiate discussions or hold meetings with Governmental Entities, including without limitation the AMF, the OSC, the SEC or the Competition Bureau, without the knowledge, presence or prior consultation of the other party.

4.1.4
MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a unitholder to ensure that: (i) BOX does or refrains from doing all such acts and things as may be necessary in order to comply with Section 4.1.2 and Section 4.1.3, as if all references therein to “Subsidiaries” were also references to “BOX”; and (ii) the rule change filing with the SEC described at item 7 of Schedule 1.1.75 is made prior to and separately from any rule change in connection with MX’s acquisition of additional units of BOX, any business combination involving BOX or the filing by BOX of a Form 1 with the SEC under the Securities Exchange Act of 1934 for BOX to register as an exchange.

4.2  Obtaining of Regulatory Approvals

For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to the parties, acting reasonably; provided, however, that the parties agree that the Amalco Recognition Order shall have been obtained on satisfactory terms if: (i) the Amalco Recognition Order contains the terms and conditions described in Schedule 4.2; and (ii) the TSX undertaking to the AMF in support of the Amalco Recognition Order contains the terms and conditions described in Schedule 4.2. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, revocation order or proceeding seeking an appeal, stop-order or revocation order has been instituted after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication on the Effective Date.

ARTICLE 5
COVENANTS

5.1  Recommendation of Amalgamation

MX hereby covenants and agrees in favour of TSX that, subject to Sections 5.6 and 5.7, it will, through its Board of Directors:

5.1.1
unanimously recommend in the Circular and at the MX Meeting that MX Shareholders vote all of their MX Shares in favour of the Amalgamation Resolution and MX, through its Board of Directors, shall publicly reconfirm such recommendation upon the reasonable request in writing from time to time of TSX. All public comment by MX in relation to the Amalgamation shall be made in accordance with Section 8.6 and shall be consistent with and supportive of such recommendation. MX shall not act or fail to act in any way that might reasonably be expected to discourage the MX Shareholders from voting in favour of the Amalgamation or that might reasonably encourage the MX Shareholders to vote against the Amalgamation;

5.1.2	not withdraw its recommendation that MX Shareholders vote in favour of the Amalgamation as set out in Section 5.1.1; and

5.1.3
use commercially reasonable efforts to cause the directors and senior officers of MX and its Subsidiaries, other than Supporting MX Shareholders to vote the MX Shares held by them at the MX Meeting in favour of the Amalgamation Resolution.

5.2  Covenants of MX

MX hereby covenants and agrees in favour of TSX that, from the date hereof until the earlier of (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, MX shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by MX or any of its Subsidiaries, as the case may be, under this Agreement and shall do all such other lawful acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and, without limitation, MX shall, subject to Sections 5.6 and 5.7, and where appropriate shall cause its Subsidiaries to:

5.2.1
provide lists of MX Shareholders of all classes and series of securities of MX prepared by MX or the transfer agent of MX and a list of holders of MX Options and MX Rights (with full particulars as to, among others, the purchase, exercise or conversion price, vesting and expiry date) prepared by MX (as well as a security position listing from each depository, including CDS Clearing and Depository Services Inc.) and deliver such lists to TSX within five Business Days after execution of this Agreement and obtain and deliver to TSX thereafter as may reasonably be requested by TSX during the term of this Agreement supplemental lists setting out any changes thereto, all such deliveries to be both in printed form and, if available, in computer-readable format;

5.2.2
notify TSX forthwith upon becoming aware of any notice regarding any MX Options and MX Rights, and inform TSX of all information (including the identity of the giver thereof) known to it regarding such notice;

5.2.3
use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to MX or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.2.4	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on MX or its Subsidiaries with respect to the transactions contemplated hereby;

5.2.5
prior to the mailing of the Circular, provide TSX for each of the MX Nominees with a Personal Information Form and any other material required by TSX to fulfill its obligations under the TSX Recognition Order;

5.2.6
use commercially reasonable efforts to obtain decisions from the OSC and the AMF exempting MX from the business combination and going private transaction requirements of OSC Rule 61–501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions and Regulation Q-27 Respecting Protection of Minority Securityholders in the Course of Certain Transactions with regard to the Employment Agreement;

5.2.7
use commercially reasonable efforts to cause all holders of Replacement Options to enter into Contracts with TSX to evidence the Replacement Options, which Contracts shall contain the terms and conditions described in Section 2.7.1, unless such Unexercised Options have been amended to reflect Section 2.7.1 in accordance with the terms of the MX Stock Option Plan;

5.2.8
prior to the Effective Date, to the extent possible under applicable Laws, cause: (i) Bourse de Montréal (1874) to be renamed such that it no longer bears the “Bourse de Montréal” name; or (ii) Bourse de Montréal (1874) to be dissolved;

5.2.9
not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or action and all references to the date hereof were to such later date; or (iii) adversely affect MX’s ability to perform and comply with its covenants and agreements under this Agreement; and

5.2.10
promptly advise, first orally and then in writing, TSX of: (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of MX contained in this Agreement, except any such representation or warranty which speaks as of a date prior to the occurrence of such fact, event or change, untrue or incorrect; and (ii) any breach by MX or any of its Subsidiaries of any covenant or agreement contained in this Agreement; or (iii) any death, resignation, termination of employment or other departure of any senior officer of MX or any of its Subsidiaries.

MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.2, as if all references therein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be.

5.3  Operation of Business by MX

MX hereby covenants and agrees in favour of TSX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, except as provided in the MX Disclosure Letter, consented to in writing by TSX, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or a Governmental Entity:

5.3.1
the business of MX and its Subsidiaries shall be conducted only, and MX and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and MX shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships and to keep available the services of its current officers and key employees, in each case, consistent with past practice;

5.3.2
MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the MX Shares owned by any Person or the securities of any Subsidiary owned by a Person other than MX except for, in the case of any Subsidiary wholly-owned by MX, any dividends payable to MX or any other wholly-owned Subsidiary of MX; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of MX or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of MX or its Subsidiaries, other than the issuance of MX Shares issuable pursuant to the terms of the outstanding MX Options and MX Rights; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more MX wholly-owned Subsidiaries or between MX and a MX wholly-owned Subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of MX or any of its Subsidiaries; (viii) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

5.3.3
MX shall promptly notify TSX in writing of any circumstance or development that, to the knowledge of MX, is or would reasonably be expected to constitute a Material Adverse Effect on MX or any change in any material fact set forth in the MX Public Disclosure Record or in the MX Disclosure Letter;

5.3.4
MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any Subsidiary or of CAREX) of MX or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) sell, pledge, lease, license, dispose of or encumber its securities or units in BOX; (iii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or purchase of any property or assets of any other Person with a fair market value, individually or in the aggregate, in excess of $4.0 million; (iv) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances, except for (a) refinancing of existing debt on substantially market terms and (b) Indebtedness incurred in the ordinary course of business not to exceed $300,000 in the aggregate; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the MX Financial Statements; (vi) waive, release, grant or transfer any rights; (vii) enter into a new line of business; (viii) authorize any change to any of its fee schedules other than in the ordinary course of business consistent with past practice; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; other than, in respect of clauses (v) and (vi) in respects of claims, liabilities, obligations or rights not to exceed $300,000 in the aggregate;

5.3.5
MX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) enter into any agreement that if entered into prior to the date hereof would be an MX Material Contract; (ii) amend in any material respect any MX Material Contract; (iii) enter into any Contract that limits or otherwise restricts in any material respect MX or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or otherwise restrict in any material respect TSX or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or from operating their business in substantially the same manner as it was operated immediately prior to entering into this Agreement; or (iv) terminate, cancel or amend in any material respect any Material Contract;

5.3.6
other than as is necessary to comply with applicable Laws or Contracts, or in accordance with any incentive or compensation arrangement in effect on the date hereof, or as otherwise agreed by TSX, neither MX nor any of its Subsidiaries: (i) shall grant to any officer or director of MX or any of its Subsidiaries an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies; (iv) enter into or amend any employment agreement with any officer or director of MX or any of its Subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any MX plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of MX or any of its Subsidiaries, other than, in respect of clauses (i), (ii), (iv) and (v), in the ordinary course of business consistent with existing policies and practices;

5.3.7
MX shall not, and shall not permit any of its Subsidiaries to, make any material loan, advances or capital contributions to, or investments in, any other Person other than to wholly-owned Subsidiaries or make any loans to any officer or director of MX or any of its Subsidiaries;

5.3.8
MX shall not, and shall not permit any of its Subsidiaries to, waive, release, settle or compromise: (i) any material Legal Actions or any material claim; or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of MX in its capacity as such and that (a) requires any payment to such security holders by MX or any Subsidiary or (b) adversely affects in any material respect the ability of MX and the Subsidiaries to conduct their business, other than, in the case of clauses (i) and (ii)(a), such settlements or compromises that do not require payments by MX in excess of $500,000; and

5.3.9
MX shall not terminate or cancel, or allow to lapse or amend or modify in any material respect, any material insurance policies maintained by it covering MX or any of its Subsidiaries, including directors’ and officers’ insurance, which is not replaced by a comparable amount of insurance coverage on comparable terms; provided that, subject to Section 5.10, none of MX or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

MX hereby further covenants and agrees in favour of TSX that MX shall use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.3 as if all references therein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be.

5.4  Covenants of TSX

TSX hereby covenants and agrees in favour of MX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, TSX shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by TSX or any of its Subsidiaries under this Agreement and shall do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, and, without limitation, TSX shall, and where appropriate shall cause its Subsidiaries to:

5.4.1
use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby; and (ii) have lifted or rescinded any injunction or restraining order or other order relating to TSX or any of its Subsidiaries challenging or affecting this Agreement, the Amalgamation or the consummation of the transactions contemplated hereby;

5.4.2	use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on TSX or its Subsidiaries with respect to the transactions contemplated hereby;

5.4.3
not, and cause each of its Subsidiaries not to, enter into any transaction or perform any act which would: (i) interfere or be inconsistent with the successful completion of the Amalgamation; (ii) render incorrect any of the representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were to such later date; or (iii) adversely affect TSX’s ability to perform and comply with its covenants and agreements under this Agreement;

5.4.4
promptly advise, first orally and then in writing, MX of: (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of TSX contained in this Agreement, except any such representation or warranty which speaks as of a date prior to the occurrence of such fact, event or change, untrue or incorrect; and (ii) any breach by TSX or any of its Subsidiaries of any covenant or agreement contained in this Agreement; and

5.4.5
TSX will, immediately prior to the filing of the Articles of Amalgamation, provide the Depository with sufficient funds and a treasury order relating to the issuance of a sufficient number of TSX Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Amalgamation.

5.5 Operation of Business by TSX

TSX hereby covenants and agrees in favour of MX that, from the date hereof until the earlier of: (i) the Effective Date; or (ii) the date this Agreement is terminated pursuant to its terms, except as provided in the TSX Disclosure Letter, consented to in writing by MX, such consent not to be unreasonably withheld, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or a Governmental Entity:

5.5.1
the business of TSX and its Subsidiaries shall be conducted only, and TSX and its Subsidiaries shall not take any action except, in the usual and ordinary course of business and consistent with past practice, and TSX shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ current business organizations, assets, properties, goodwill and business relationships;

5.5.2
TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the TSX Shares owned by any Person or the securities of any Subsidiary owned by a Person other than TSX except for, in the case of any Subsidiary wholly-owned by TSX, any dividends payable to TSX or any other wholly-owned Subsidiary of TSX; provided, that TSX may pay quarterly cash dividends consistent with past practice; (iii) adjust, subdivide, combine or reclassify its share capital; (iv) issue, grant, sell or agree to issue, grant or sell any shares of TSX or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of TSX or its Subsidiaries, other than the issuance of TSX Shares issuable pursuant to the terms of the outstanding TSX Options or the issuance, sale or transfer to TSX or any Subsidiary of TSX of shares of the Subsidiaries of TSX, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire any such shares; or (v) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of TSX or any of its operating Subsidiaries; (vi) make any change in its accounting methods or policies, in each case except as required in accordance with GAAP or applicable Laws;

5.5.3
TSX shall promptly notify MX in writing of any circumstance or development that, to the knowledge of TSX, is or would reasonably be expected to constitute a Material Adverse Effect on TSX or any change in any material fact set forth in the TSX Public Disclosure Record or in the TSX Disclosure Letter;

5.5.4
TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, lease, license, dispose of or encumber any material assets (including the capital stock of any Subsidiary) of TSX or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) enter into any merger, amalgamation, consolidation or acquisition of shares or assets of any other Person (a) with a fair market value in excess of $400.0 million in the aggregate or (b) if such merger, amalgamation, consolidation or acquisition would reasonably be expected to have the legal or practical effect of delaying or preventing, or reducing the likelihood of consummation of the Amalgamation or the obtaining of any regulatory or other consent or approval contemplated hereby prior to the Target Completion Date; or (iii) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing; and

5.5.5
other than in the ordinary course of business consistent with past practice, TSX shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into any Contract that limits or otherwise restricts in any material respect TSX or any of its Subsidiaries or any of their successors, or that would, after the Effective Date, limit or restrict in any material respect TSX or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area or which would reasonably be expected to result in a Material Adverse Effect on TSX or Amalco.

5.6  Covenants of MX Regarding Non-Solicitation

5.6.1
Except as expressly permitted in Sections 5.6 and 5.7, MX shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisor) or agent of MX or any of its Subsidiaries (collectively, “Representatives”), (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend any Acquisition Proposal or propose to publicly do so; or (v) accept, approve, endorse or enter into any Contract in respect of any Acquisition Proposal (other than a confidentiality agreement permitted by Sections 5.6.1 and 5.6.5).

Notwithstanding the preceding part of this Section 5.6.1 and any other provision of this Agreement, nothing shall prevent the Board of Directors, prior to the approval of the Amalgamation Resolution by MX Shareholders, from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement, and providing information pursuant to Section 5.6.5, regarding a bona fide Acquisition Proposal that the Board of Directors determines would be reasonably likely to result in a Superior Proposal.

5.6.2
MX hereby represents and warrants in favour of TSX that as of this date, there is no Acquisition Proposal which it is currently considering and MX shall and shall cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, discussion or negotiations with any Persons conducted heretofore by MX, its Subsidiaries or any Representatives with respect to any Acquisition Proposal.

5.6.3
MX hereby covenants and agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of any Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs MX, any member of the Board of Directors or such Subsidiary that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as TSX may reasonably request including the identity of the Person making such proposal, inquiry or contact.

5.6.4
MX further covenants and agrees to request forthwith, and use commercially reasonable efforts to cause, all Persons who have executed a confidentiality agreement within the period of 12 months preceding the date hereof in connection with any Acquisition Proposal: (i) to destroy all confidential MX information and confirm to MX in writing such destruction; or (ii) to return all confidential MX information to MX. MX agrees that neither it, nor any of its Subsidiaries, shall terminate, waive, amend, or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or its Subsidiaries is a party.

5.6.5
If MX receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal in writing in respect of MX (the existence and content of which have been disclosed to TSX) prior to the approval of the Amalgamation Resolution by the MX Shareholders, and the Board of Directors determines that such proposal would be reasonably likely to result in a Superior Proposal then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement on terms that are no less favourable to MX in the aggregate than the Confidentiality Agreement provide such Person with access to information regarding MX or any of its Subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under any such confidentiality agreement from making the Acquisition Proposal, and provided further that MX sends a copy of any such confidentiality agreement to TSX promptly upon its execution and that TSX is provided with a list of or, in the case of information that was not previously made available to TSX, copies of any information provided to such Person.

5.6.6
Nothing contained in this Agreement, including this Section 5.6, shall prevent or restrict: (a) NYMEX Holdings, Inc. or any affiliate thereof from initiating an Acquisition Proposal; or (b) prohibit the Board of Directors from taking any action to fulfill its disclosure or legal obligations to MX Shareholders prior to the Effective Date, if in the good faith judgement of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board of Directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation issuing a directors’ circular under applicable securities Laws or calling and holding a meeting of MX Shareholders requisitioned by such MX Shareholders in accordance with the Companies Act); provided MX and its Representatives (other than the NYMEX Holdings, Inc. representative on the Board of Directors) are not otherwise in breach of this Section 5.6.

5.6.7
MX shall use commercially reasonable efforts to ensure that its Representatives are aware of the provisions of this Section 5.6, and it shall be responsible for any breach of this Section 5.6 by its Representatives.

5.7  Notice by MX of Superior Proposal Determination

5.7.1
Notwithstanding Section 5.6.1, MX shall not, accept, approve, recommend or enter into any Contract relating to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.6.5) and the Board of Directors shall not make a Change in Recommendation unless:

(i)	the Acquisition Proposal did not result from a wilful and intentional breach of Section 5.6 by MX or any Person acting at the direction of or on behalf of MX;

(ii)	the Board of Directors shall have determined that such Acquisition Proposal constitutes a Superior Proposal;

(iii)	MX has provided TSX with a copy of such Acquisition Proposal;

(iv)
a period (the “Matching Period”) of five Business Days has lapsed from the date (the “Notice Date”) that is the later of (a) the date TSX received written notice of MX’s proposed determination to take such action; and (b) the date TSX received a copy of the Acquisition Proposal;

(v)
during the Matching Period, TSX has the opportunity (but not an obligation) to offer to amend the terms and conditions of this Agreement and the Amalgamation Agreement such that the Acquisition Proposal would cease to be a Superior Proposal;

(vi)
after the Matching Period, the Board of Directors (a) determines that such Acquisition Proposal continues to constitute a Superior Proposal; and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(vii)	prior to or simultaneously with taking such action, MX (a) terminates this Agreement pursuant to Section 7.2.1(d)(i); and (b) pays the Termination Fee pursuant to Section 7.3.1(a); and

(viii)
each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.7.1, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial five Business Day Matching Period and 48 hours after the Notice Date in respect of the modification of the Acquisition Proposal.

5.7.2
If the Notice Date is less than five Business Days before the MX Meeting and TSX has not made an offer to amend the terms of this Agreement and the Amalgamation Agreement as set forth in Section 5.7.1, then, subject to applicable Law, MX may or, at TSX’s request shall, postpone or adjourn the MX Meeting to a date that is at least five Business Days but not more than ten Business Days after the scheduled date of the MX Meeting.

5.7.3
MX shall promptly reaffirm its recommendation of the Amalgamation Resolution by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) TSX and MX enter into amended agreements under Section 5.7.1; any such press release shall be prepared in accordance with Section 8.6.

5.8  Access to Information

Notwithstanding the pre-agreement investigation of MX conducted by or on behalf of TSX, MX shall give TSX and its representatives (including prospective lenders) reasonable ongoing access during the term of this Agreement, upon reasonable notice to MX, to all of MX’s, its Subsidiaries, and CAREX’s material information, senior personnel, material properties, books, records, agreements and commitments, as TSX may reasonably require, on and subject to the terms set forth in the Confidentiality Agreement. In addition, MX shall co-operate with TSX and any such authorized Persons in their review and furnish such Persons with all material information with respect to MX, its Subsidiaries and CAREX and their ongoing operations and activities as TSX or any authorized Person may reasonably request, provided that TSX shall designate the individual or individuals to co-ordinate such access and further provided that TSX shall not disrupt the normal business operations of MX, its Subsidiaries or CAREX. The provisions of the Confidentiality Agreement shall continue to apply, mutatis mutandis, to all information so provided to TSX.

5.9  Continuity and Other Covenants

5.9.1
At the Effective Date, TSX shall cause Mr. Luc Bertrand and four other persons designated by MX prior to mailing of the Circular (the “MX Nominees”), each of which shall meet the eligibility requirements of an MX Nominee described in Schedule 4.2, to join the board of directors of TSX, the membership of which shall be increased to 18 directors.

5.9.2	From and after the Effective Date, TSX shall:

(a)
in the usual and ordinary course of business consistent with past practice, convene an annual and special meeting of the TSX Shareholders in connection with which it shall propose that the name of TSX be changed to “TMX Group Inc.”; and

(b)	comply with the terms of the Québec Approvals in accordance with their terms and conditions, as the same may continue to be applicable to TSX.

5.9.3
On the opening of the first TSX trading window following the Effective Date, TSX will grant the individuals listed in the TSX Disclosure Letter who are then employed by Amalco a one-time award under TSX’s long term incentive program on the terms set forth in the TSX Disclosure Letter, in recognition of the continuing services of such individuals to Amalco.

5.10 Director and Officer Liability

5.10.1
From and after the Effective Date, TSX shall, and shall cause Amalco to, indemnify and hold harmless, to the fullest extent permitted under applicable Laws (and to also advance expenses as incurred to the fullest extent permitted under applicable Laws), each present and former director and officer of MX and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of MX or its Subsidiaries or services performed by such Persons at the request of the MX or its Subsidiaries at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, including the approval of this Agreement, the Amalgamation or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither TSX nor MX shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation without the consent of an Indemnified Person (such consent not to be unreasonably withheld) (i) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such action, suit, proceeding, investigation or claim or (ii) that includes an admission of fault of such Indemnified Person.

5.10.2
Prior to the Effective Date, MX shall and, if MX is unable to, TSX shall cause Amalco as of the Effective Date, to obtain and fully pay the premium for the extension and amendment of (i) the directors’ and officers’ liability coverage of MX’s existing directors’ and officers’ insurance policies and (ii) MX’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Date with respect to any claim related to any period or time at or prior to the Effective Date from an insurance carrier with the same or better credit rating as MX’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability acceptable to TSX, acting reasonably, that are no less advantageous than the coverage provided under MX’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of MX or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Date (including in connection with this Agreement or the transactions or actions contemplated hereby). If MX for any reason fails to obtain such “tail” or “run off” insurance policies as of the Effective Date, MX or Amalco, as the case may be, shall continue to maintain in effect for a period of at least six years from and after the Effective Date the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under MX’s existing policies as of the date hereof, or MX or Amalco, as the case may be, shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in MX’s existing policies as of the date hereof; provided that in no event shall TSX, MX or Amalco be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 150% of the annual premiums currently paid by MX for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, MX shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

5.10.3
If MX or any of its successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of MX shall assume all of the obligations set forth in this Section 5.10.

5.10.4
If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 5.10 that is denied by MX (or Amalco, as the case may be) or TSX, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then MX (or Amalco, as the case may be) or TSX shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against MX (or Amalco, as the case may be) or TSX.

5.10.5
The rights of the Indemnified Persons under this Section 5.10 shall be in addition to any rights such Indemnified Persons may have under the articles of incorporation or bylaws of MX or any of its Subsidiaries, or under any Applicable Law or under any agreement or contract of any Indemnified Person with MX or any of its Subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Date and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person as provided in the certificate of incorporation or bylaws of MX or of any Subsidiary of MX or any indemnification contract or agreement between such Indemnified Person and MX or any of its Subsidiaries shall survive the Effective Date and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

5.10.6
This Section 5.10 shall survive the consummation of the Amalgamation and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on MX and its successors and assigns, and, for such purpose, MX hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

5.11 Employee Matters

From and after the Effective Date, TSX shall honour and perform, or cause Amalco or a successor to Amalco, as the case may be, to honour and perform, all of the obligations of the MX and any of its Subsidiaries under employment and other agreements with current or former employees, and for a period of 12 months following the Effective Date, subject to Section 2.7 and the TSX Disclosure Letter, shall provide MX employees with benefits that are substantially equivalent to those provided by MX under the MX Plans. From and after the Effective Date, TSX shall also use commercially reasonable efforts in its capacity as a shareholder or unitholder to ensure that CAREX and BOX do or refrain from doing all such acts and things as may be necessary in order to comply with this Section 5.11 as if all references therein to “Subsidiaries” were also references to “CAREX” or “BOX”, as the case may be; provided that no provision of this Section 5.11 shall give any employees of MX or any of its Subsidiaries (including CAREX and BOX) any right to continued employment or impair in any way the right of MX or any of its Subsidiaries (including CAREX and BOX) to terminate the employment of any employees.

ARTICLE 6
CONDITIONS

6.1  Mutual Conditions Precedent

The respective obligations of the parties hereto to complete the Amalgamation and the other transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of TSX and MX:

6.1.1
the Amalgamation Resolution shall have been approved at the MX Meeting by: (i) at least two-thirds of the votes cast on the Amalgamation Resolution by MX Shareholders, present in person or represented by proxy at the MX Meeting; and (ii) any majority of the minority of MX Shareholders that may be required to comply with any securities Laws;

6.1.2	the Regulatory Approvals shall have been obtained in accordance with Article 4;

6.1.3
there shall be no proceeding, of a judicial or administrative nature or otherwise in progress (or threatened in writing by a Governmental Entity) that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would: (i) reasonably be expected to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Amalgamation in accordance with its terms; or (ii) otherwise be inconsistent with the Regulatory Approvals which have been obtained;

6.1.4	no applicable Law shall be in effect that prohibits the consummation of the Amalgamation; and

6.1.5	this Agreement shall not have been terminated in accordance with its terms.

6.2  Additional Conditions Precedent to the Obligations of TSX

The obligations of TSX to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for TSX’s exclusive benefit and may be waived by TSX and any one or more of which, if not satisfied or waived, will relieve TSX of any obligation under this Agreement):

6.2.1
all acts, undertakings, obligations, agreements and covenants of MX under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by MX and TSX shall have received a certificate of MX addressed to TSX and dated as of the Effective Date, signed on behalf of MX by the Chief Executive Officer and the Chief Financial Officer of MX, without personal liability, confirming the same;

6.2.2
all representations and warranties of MX under paragraphs 3.1.1, 3.1.2 and 3.1.5 of Schedule 3.1 shall be true and correct in all respects on the Effective Date. All other representations and warranties of MX set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and TSX shall have received a certificate of MX, addressed to TSX and dated as of the Effective Date, signed on behalf of MX by the Chief Executive Officer and the Chief Financial Officer of MX, without personal liability, confirming the same; and

6.2.3	the 1999 Agreement shall have been terminated, in accordance with its terms effective as at the Effective Date.

TSX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by TSX with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by TSX in complying with its obligations hereunder.

6.3  Additional Conditions Precedent to the Obligations of MX

The obligations of MX to complete the Amalgamation and the other transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent (each of which is for the exclusive benefit of MX and may be waived by MX and any one or more of which, if not satisfied or waived, will relieve MX of any obligation under this Agreement):

6.3.1
all acts, undertakings, obligations, agreements and covenants of TSX under this Agreement or under the Amalgamation Agreement to be performed on or before the Effective Date shall have been duly performed in all material respects by TSX and MX shall have received a certificate of TSX addressed to MX and dated as of the Effective Date, signed on behalf of TSX by the Chief Executive Officer and the Chief Financial Officer of TSX, without personal liability, confirming the same;

6.3.2
all representations and warranties of TSX under paragraphs 3.2.1 and 3.2.2 of Schedule 3.2 shall be true and correct in all respects on the Effective Date. All other representations and warranties of TSX set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect standard, as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all respects as of such earlier date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and MX shall have received a certificate of TSX, addressed to MX and dated as of the Effective Date, signed on behalf of TSX by the Chief Executive Officer and the Chief Financial Officer of TSX, without personal liability, confirming the same;

6.3.3
the board of directors of TSX and TSX Subco, as the case may be, shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by TSX and TSX Subco, as the case may be, to permit the Amalgamation and the redemption of the Amalco Redeemable Shares to be issued to MX Shareholders upon the Amalgamation in accordance with the Articles of Amalgamation; and

6.3.4
TSX shall have deposited with the Depositary in escrow immediately prior to the time of filing of the Articles of Amalgamation the funds and a treasury order relating to the issuance of a sufficient number of TSX Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Amalgamation and the Depositary shall have confirmed to MX receipt of the funds and the TSX Shares.

MX may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by MX with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by MX in complying with its obligations hereunder.

6.4  Notice and Cure Provisions

MX, on the one hand, and TSX, on the other hand, will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

6.4.1
constitute a material breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect in any material respect on the Effective Date; or

6.4.2	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

Neither MX nor TSX may elect not to complete the Amalgamation or the other transactions contemplated hereby pursuant to any of the conditions precedent contained in Sections 6.1, 6.2 or 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Amalgamation with the Enterprise Registrar, MX or TSX, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which MX or TSX, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the MX or TSX, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate this Agreement until the later of the Target Completion Date and the expiration of a period of 30 days from such notice.

6.5  Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of MX or TSX, a Certificate of Amalgamation is issued by the Enterprise Registrar.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1  Amendment

This Agreement and the Amalgamation Agreement may, at any time and from time to time before or after the holding of the MX Meeting but not later than the date of filing of the Articles of Amalgamation with the Enterprise Registrar, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:

7.1.1	change the time for performance of any of the obligations or acts of the parties;

7.1.2	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

7.1.3	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

7.1.4	waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement shall not be amended after the holding of the MX Meeting in a manner materially prejudicial to the MX Shareholders without the approval of the MX Shareholders given in the same manner as required by Law for the approval of the Amalgamation.

7.2  Termination

7.2.1
This Agreement may be terminated and the Amalgamation may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the Amalgamation Resolution or the Amalgamation by the MX Shareholders):

(a)	by the mutual agreement of MX and TSX (without further action on the part of MX Shareholders, if terminated after the holding of the MX Meeting);

(b)	by either MX or TSX, if:

(i)
the Effective Date shall not have occurred on or before the Target Completion Date, except that the right to terminate this Agreement under this Section 7.2.1(b)(i) shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Date to occur by such date;

(ii)
after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall been amended) that makes consummation of the Amalgamation illegal or otherwise prohibited or enjoins MX or TSX from consummating the Amalgamation and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the MX Shareholders fail to approve the Amalgamation Resolution at the MX Meeting;

(c)	by TSX if:

(i)
prior to obtaining the approval of the Amalgamation Resolution by the MX Shareholders, the Board of Directors publicly proposes to approve or recommend an Acquisition Proposal, withdraws, amends, modifies or qualifies, in a manner adverse to TSX, the approval or recommendation of the Board of Directors in relation to the Amalgamation or fails to publicly reconfirm such approval or recommendation upon the reasonable request in writing from time to time of TSX (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten Business Days following the formal announcement thereof, shall not be considered a Change in Recommendation);

(ii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of MX set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that TSX is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iii)
the Board of Directors authorizes MX, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.6.5) concerning a Superior Proposal; or

(d)	by MX if:

(i)
the Board of Directors authorizes MX, in accordance with the mechanisms contemplated by this Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by Section 5.6.5) concerning a Superior Proposal; provided that concurrently with such termination, MX pays the Termination Fee payable pursuant to Section 7.3.1(a);

(ii)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of TSX set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Target Completion Date; provided that MX is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iii)
TSX does not provide or cause to be provided to the Depository sufficient funds and a treasury order relating to the issuance of a sufficient number of TSX Shares to complete the transactions contemplated by this Agreement.

7.2.2	The party desiring to terminate this Agreement pursuant to this Article 7 (other than pursuant to Section 7.2.1(a)) shall give notice of such termination to the other party.

7.2.3
In the case of any termination of this Agreement pursuant to this Article 7, this Agreement shall be of no further force and effect except for Sections 7.3, 8.3, 8.7 and 8.8, which shall continue in full force and effect, and provided that no termination of this Agreement and no payment of any fee or any expense reimbursement under Section 7.3 shall relieve any party from liability for any breach of this Agreement or affect the obligations of the parties under the Confidentiality Agreement.

7.3  Expenses and Termination Fee

7.3.1
If a Termination Fee Event occurs, MX shall pay to TSX (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3.2. For the purposes of this Agreement, “Termination Fee” means $45.7 million, less any amounts previously reimbursed by MX to TSX pursuant to Section 7.3.3 and “Termination Fee Event” means:

(a)	the termination of this agreement by TSX pursuant to Section 7.2.1(c)(i) or Section 7.2.1(c)(iii) or by MX pursuant to Section 7.2.1(d)(i); or

(b)
the termination of this agreement by TSX pursuant to Section 7.2.1(c)(ii) or by either MX or TSX pursuant to 7.2.1(b)(i) or Section 7.2.1(b)(iii), but only if, in the case of this paragraph (b): (i) prior to the MX Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than TSX; and (ii) an Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive Contract with respect to an Acquisition Proposal is entered by MX within such 365 day period and such Acquisition Proposal is later consummated.

7.3.2
If a Termination Fee Event occurs due to a termination of this Agreement by MX pursuant to Section 7.2.1(d)(i), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by TSX pursuant to Section 7.2.1(c)(i) or Section 7.2.1(c)(iii), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.3.1(b), the Termination Fee shall be paid upon closing of the applicable acquisition referred to therein.

7.3.3
In the event that this Agreement is terminated by MX or TSX pursuant to Section 7.2.1(b)(iii), MX shall pay, or cause to be paid, to TSX all reasonable documented expenses, costs and fees of TSX and its affiliates incurred in connection with the transactions contemplated hereby and related financings, not to exceed $7.5 million, such payment to be made within two Business Days of any such termination or, if later, within two Business Days of TSX’s provision of documentation in respect of such expenses.

ARTICLE 8
GENERAL

8.1  Schedules

Any reference herein to a matter being disclosed or set forth in the MX Disclosure Letter or TSX Disclosure Letter shall mean disclosure in such section of such disclosure letter that corresponds to the relevant Section of this Agreement; provided, however, that the information provided in one section of the MX Disclosure Letter or TSX Disclosure Letter shall suffice, without repetition or cross-reference, as a disclosure of such information in any other relevant section of the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, if the relevance of such reference would be reasonably apparent to a prudent reader of this Agreement, the relevant disclosure letter and the additional information (if any) referred to in the relevant disclosure letter. The inclusion of any information in the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, shall not be deemed an admission or acknowledgement, in and of itself or solely by virtue of the inclusion of such information in the MX Disclosure Letter or TSX Disclosure Letter, as the case may be, that such information is required to be set forth therein or that such information is material to MX or TSX, as the case may be, or any entity related thereto or their respective business (or activities), assets or liabilities.

8.2  Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by telecopy or e-mail, in each case addressed to the particular party at:

8.2.1	TSX, as follows:

TSX Group Inc.
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention:	Sharon C. Pel
Senior Vice-President, Legal and
Business Affairs
Telecopier:	(416) 947-4461
E-mail:	sharon.pel@tsx.com

With a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montréal, Québec H3A 3N9

Attention:	Maryse Bertrand
Telecopier:	(514) 841-6499
E-mail:	mbertrand@dwpv.com

8.2.2	MX, as follows:

Bourse de Montréal Inc.
Tour de la Bourse
P.O. Box 61, 4th Floor
800 Victoria Square
Montréal, Québec H4Z 1A9

Attention:	Luc Bertrand
President and Chief Executive Officer
Telecopier:	(514) 871-3563
E-mail:	lbertrand@m-x.ca

With a copy (which shall not constitute notice) to:

Ogilvy Renault LLP
Suite 1100
1981 McGill College Avenue
Montréal, Québec H3A 3C1

Attention:	Marc Lacourcière
Telecopier:	(514) 286-5474
E-mail:	mlacourciere@ogilvyrenault.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery, telecopying or e-mailing thereof.

8.3  Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties, except that the TSX may assign this Agreement to any of its Affiliates without the prior consent of MX.

8.4  Cooperation / Further Assurances

Subject to the terms hereof, each of the parties hereto agrees to cooperate in good faith and to take commercially reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

8.5  Expenses

Except as otherwise provided at Section 7.3, each of the parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Amalgamation and any other costs and expenses whatsoever and howsoever incurred.

8.6  Public Announcements

Except to the extent required by Law, no public announcement or press release concerning the matters referred to in this Agreement may be made by MX or TSX without the prior consent of the other party, such consent not to be unreasonably withheld or delayed. The parties also agree to co-operate in the preparation of presentations, if any, to MX Shareholders, TSX Shareholders or analysts regarding the Amalgamation and no party shall make a statement, announcement or presentation to MX Shareholders, TSX Shareholders or analysts without the prior consent of the other party, such consent not to be unreasonably withheld or delayed.

8.7  Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of Québec and the Laws of Canada applicable therein.

8.8  Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

8.9  Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.10 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

8.11 Investigation by Parties

No investigations made by or on behalf of either party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party in or pursuant to this Agreement.

8.12 Time

Time shall be of the essence of this Agreement.

8.13 Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

8.14 Specific Performance and other Equitable Rights

Each of the parties recognizes and acknowledges that TSX would not have agreed to pursue the Amalgamation, and MX would not have agreed to recommend that MX Shareholders vote in favour of the Amalgamation Resolution, unless this Agreement was executed and, accordingly, acknowledges and agrees that a breach by a party of any obligation in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the parties agrees that in the event of any such breach or threatened breach, the aggrieved party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other equitable remedies in addition to any other remedy to which it may be entitled, at Law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

8.15 No Third Parties Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than under Sections 5.10 and 5.11 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons at any time).

8.16 Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the parties to be bound thereby.

8.17 Confidentiality

Without limiting any of the terms of the Confidentiality Agreement, except to the extent required by Law or by legal process, each of the parties agrees that the amalgamation plans, integration plans, changes in organizational structure and reporting relationships are confidential and may not be disclosed without the express consent of the other party’s chief executive officer, other than to members of their respective board of directors, legal counsel and financial advisors.

8.18 Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

TSX GROUP INC.	BOURSE DE MONTRÉAL INC.

Per: (signed) Richard Nesbitt	Per: (signed) Luc Bertrand
Richard Nesbitt Chief Executive Officer	Luc Bertrand President and Chief Executive Officer

SCHEDULE A

SUPPORTING MX SHAREHOLDERS

1.	Luc Bertrand

2.	Stephen Wayne Finch

3.	Jean Turmel

SCHEDULE 1.1.10

AMALGAMATION AGREEMENT

(see attached)

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the 10th day of December, 2007

AMONG:
9189-7058 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as “TSX Subco”)

AND:
BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Luc Bertrand, duly authorized for all purposes hereof (hereinafter referred to as “MX”)

AND:
TSX GROUP INC., a company incorporated under the laws of the Province of Ontario having its registered office in the City of Toronto, Province of Ontario, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as “TSX”)

AND:
9190-1983 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Richard Nesbitt, duly authorized for all purposes hereof (hereinafter referred to as “TSX Newco”)

WHEREAS TSX Subco was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated November 26, 2007;

WHEREAS MX was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated September 29, 2000, which has been amended by certificate of amendment dated February 24, 2006;

WHEREAS the authorized capital of TSX Subco consists of (i) an unlimited number of class A common shares, (ii) an unlimited number of class B common shares, (iii) an unlimited number of class A preferred shares, (iv) an unlimited number of class B preferred shares, (v) an unlimited number of class C preferred shares and (vi) an unlimited number of class D preferred shares, all without par value, of which one (1) class A common share has been issued and alloted and is outstanding as fully paid and non-assessable and 428,200,000 class B common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation (as such term is defined below);

WHEREAS the authorized capital of MX consists of (i) an unlimited number of preferred shares issuable in series and (ii) an unlimited number of common shares, all without par value, of which 30,655,683.334 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS TSX and MX have entered into a combination agreement dated as of the date hereof with respect to the transactions contemplated herein (the “Combination Agreement”);

WHEREAS, as contemplated in the Combination Agreement, TSX Subco and MX, availing themselves of Part IA of the Companies Act (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS the requirements of section 123.116 of the Companies Act (Québec) will be satisfied by Amalco (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1  Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	“Amalco” means Bourse de Montréal Inc./ Montréal Exchange Inc., the company resulting from the Amalgamation;

1.1.2	“Amalgamation” means the amalgamation between TSX Subco and MX under Part IA of the Companies Act giving effect to the transactions described in this Agreement;

1.1.3
“Articles of Amalgamation” means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A;

1.1.4
“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.5	“Cash Alternative” has the meaning ascribed thereto in Section 5.1.1(c);

1.1.6	“Certificate of Amalgamation” means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act;

1.1.7
“Circular” means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.8	“Class A Common Shares” (individually, a “Class A Common Share”) means the class A common shares in the share capital of Amalco;

1.1.9	“Class B Common Shares” (individually, a “Class B Common Share”) means the class B common shares in the share capital of Amalco;

1.1.10	“Class C Common Shares” (individually, a “Class C Common Share”) means the class C common shares in the share capital of Amalco;

1.1.11	“Combination Agreement” has the meaning ascribed thereto in the preamble of this Agreement;

1.1.12	“Companies Act” means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;

1.1.13	“Depository” means CIBC Mellon Trust Company;

1.1.14	“Effective Date” means the date shown on the Certificate of Amalgamation;

1.1.15	“Enterprise Registrar” means the enterprise registrar acting under the Companies Act;

1.1.16	“Exchange Ratio” means 0.7784 TSX Share for each MX Share;

1.1.17
“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.18	“Issued and Paid-up Share Capital” means the issued and paid-up share capital as determined under the Companies Act;

1.1.19
“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.20	“Letter of Transmittal” means the form of letter of transmittal enclosed with the Circular;

1.1.21	“Maximum Cash Consideration” has the meaning ascribed thereto at Section 5.1.1(c);

1.1.22	“Maximum Share Consideration” has the meaning ascribed thereto at Section 5.1.1(c);

1.1.23
“MX Meeting” means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by the Combination Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.24	“MX Shareholders” (individually, a “MX Shareholder”) means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;

1.1.25	“MX Shares” (individually, a “MX Share”) means common shares in the share capital of MX;

1.1.26
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.27	“Redeemable Shares” means the redeemable preferred shares in the share capital of Amalco;

1.1.28	“Remaining TSX Shares” has the meaning ascribed thereto in Section 5.1.2;

1.1.29	“Share Alternative” has the meaning ascribed thereto in Section 5.1.1(c);

1.1.30
“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.31	“TSX Shares” (individually, a “TSX Share”) means common shares in the share capital of TSX; and

1.1.32	“Value” has the meaning ascribed thereto in Section 5.1.1(d).

1.2Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
AMALGAMATION

2.1Amalgamation

TSX Subco and MX hereby agree to amalgamate and to continue as one company effective from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Combination Agreement.

2.2Contribution of TSX Subco and MX

2.2.1	Upon the Amalgamation, TSX Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2	Upon the Amalgamation, MX shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of TSX Subco and MX, and (b) assume all of their obligations.

2.4Name

The name of Amalco shall be “Bourse de Montréal Inc.” in the French language form and “Montréal Exchange Inc.” in the English language form.

2.5Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be Tour de la Bourse, 4th Floor, 800 Victoria Square, Montréal, H4Z 1A9, Province of Québec.

2.6Activities

There shall be no limitations on the activities of Amalco.

2.7Share Capital

2.7.1
The authorized share capital of Amalco shall consist of an unlimited number of (i) Class A Common Shares, without par value, (ii) Class B Common Shares, without par value, (iii) Class C Common Shares, without par value, and (iv) Redeemable Shares, without par value; and

2.7.2
The rights, privileges, conditions and restrictions attached to the Class A Common Shares, Class B Common Shares, Class C Common Shares and Redeemable Shares are described in Appendix 1 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9By-Laws

The by-laws of Amalco shall be in the form attached hereto as Schedule B, subject to such changes as may be required to comply with the requirements of the Autorité des marchés financiers, which are acceptable to the parties, acting reasonably.

ARTICLE 3
BOARD OF DIRECTORS

3.1  Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of twenty-four directors. The initial board of directors of Amalco shall consist of four directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address

Wayne C. Fox	Chair of TSX and	Oakville, Ontario
Corporate Director

Richard Nesbitt	Chief Executive Officer of	Toronto, Ontario
TSX

Jean Turmel	President of Perseus	Outremont, Québec
Capital inc.

Luc Bertrand	President and Chief	Baie d’Urfé, Québec
Executive Officer of MX

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1  Subscription to class B common shares of TSX Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by MX Shareholders at the MX Meeting in accordance with the Companies Act and other applicable Laws and provided that the conditions specified in the Combination Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, TSX Subco shall as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX or one of its subsidiaries shall subscribe to 428,200,000 class B common shares of TSX Subco. Following such subscription, there shall be one (1) class A common share and 428,200,000 class B common shares of TSX Subco issued and outstanding as fully paid and non-assessable.

ARTICLE 5
AMALGAMATION EVENTS

5.1  Amalgamation Events

5.1.1	On the Effective Date:

(a)
the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an Issued and Paid-up Share Capital equal to the Issued and Paid-up Share Capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c)
the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

Any MX Shareholder who fails to complete a Letter of Transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the Letter of Transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)
in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (c) above, Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Class C Common Shares as represents the value (the "Value") of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value.

5.1.2	Issued and Paid-up Share Capital

(a)
the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by Amalco under the Amalgamation under 5.1.1(d) above on the Effective Date shall be obtained by:

(i)
adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)
deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)
multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)
the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by Amalco under the Amalgamation under 5.1.1(b) above on the Effective Date shall be obtained by:

(i)
adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)
deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)
multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(c)
the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 5.1.1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)
for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)
notwithstanding paragraph 5.1.2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 5.1.2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class B Common Shares as determined by paragraph 5.1.2(b) above and, if necessary, the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class C Common Shares as determined by paragraph 5.1.2(a) above, shall be reduced by the amount necessary to achieve this result.

5.1.3
In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

5.1.4
Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

5.2  Redemption of Redeemable Shares

Each Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation. No certificates for the Redeemable Shares shall be issued to holders.

ARTICLE 6
TERMINATION

6.1  Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 7
GENERAL

7.1  Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2  Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3  Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4  Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5  Time

Time shall be of the essence of this Agreement.

7.6  Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7  Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9189-7058 QUÉBEC INC.

Per:
Richard Nesbitt
President

BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

Per:
Luc Bertrand President and Chief Executive Officer

TSX GROUP INC.

Per:
Richard Nesbitt
Chief Executive Officer

9190-1983 QUÉBEC INC.

Per:
Richard Nesbitt
President

SCHEDULE A

Registraire des entreprises
Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X s'il s'agit d'une fusion simplifiée ☐

1. Nom - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. District judiciaire du Québec où la compagnie établit son siège - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp

MONTRÉAL

3. Nombre précis ou nombres minimal et maximal d'administrateurs MINIMUM: 3 MAXIMUM: 24

4. Date d'entrée en vigueur si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. Décrire le capital-actions autorisé et les limites imposées - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)

The annexed Appendix 1 is incorporated in this form

6. Restrictions sur le transfert des actions et autres dispositions, le cas échéant

The annexed Appendix 2 and Appendix 3 are incorporated in this form

7. Limites imposées à son activité, le cas échéant

N/A

8. Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	BOURSE DE MONTRÉAL INC.	1 1 4 9 6 0 9 9 4 4	
2.	9189-7058 QUÉBEC INC.	1 1 6 4 8 2 2 2 0 8	
3.		1 1	
4.		1 1	

Réservé à l'administration

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

**RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TÉLÉCOPIER.**

Ministère du Revenu

LE-50.0.11.06 (2007-04)
E

APPENDIX 1 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

DESCRIPTION OF SHARE CAPITAL

The company resulting from the amalgamation (the “Company”) between 9189-7058 Québec Inc. (“TSX Subco”) and Bourse de Montréal Inc./ Montréal Exchange Inc. (“MX”) (the “Amalgamation”) is authorized to issue an:

Unlimited number of class A common shares without par value (the “Class A Common Shares”); Unlimited number of class B common shares without par value (the “Class B Common Shares”); Unlimited number of class C common shares without par value (the “Class C Common Shares”); and Unlimited number of redeemable preferred shares without par value (the “Redeemable Shares”);

I.	The Class A Common Shares, Class B Common Shares and Class C Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Each Class A Common Share and each Class B Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Companies Act (hereinafter referred to as the “Act”)). The holders of the Class C Common Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b)
The holders of the Class A Common Shares shall be entitled to receive noncumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares. Any dividends paid on the Class A Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c)
The board of directors may, in its discretion, declare dividends on the Class A Common Shares without having to concurrently declare dividends on the Class B Common Shares or on the Class C Common Shares.

(d)
The holders of the Class B Common Shares shall be entitled to receive noncumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class B Common Shares. Any dividends paid on the Class B Common Shares, when paid in money, shall be payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e)
The board of directors may, in its discretion, declare dividends on the Class B Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class C Common Shares.

(f)
The holder or holders of issued and outstanding Class B Common Shares shall have the option to convert all or part of their Class B Common Shares into Class A Common Shares, at the rate of one (1) Class A Common Share for each Class B Common Share converted.

(g)
The holder or holders of Class B Common Shares who wish to convert their shares into Class A Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class B Common Shares they wish to convert. Certificates representing Class B Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class A Common Shares resulting from the conversion. In the event of partial conversion of Class B Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class B Common Shares which were not converted.

(h)
On the date of conversion, the converted Class B Common Shares shall automatically become Class A Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class A Common Shares and the Class B Common Shares according to the provisions of the Act.

(i)
The holders of the Class C Common Shares shall be entitled to receive noncumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class C Common Shares. Any dividends paid on the Class C Common Shares, when paid in money, shall be payable in the currency of any country.

(j)
The board of directors may, in its discretion, declare dividends on the Class C Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class B Common Shares.

(k)
The holders of issued and outstanding Class C Common Shares shall have the option to convert all or part of their Class C Common Shares into Class B Common Shares, at the rate of one (1) Class B Common Share for each Class C Common Share converted.

(l)
The holder or holders of Class C Common Shares who wish to convert their shares into Class B Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class C Common Shares they wish to convert. Certificates representing Class C Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class B Common Shares resulting from the conversion. In the event of partial conversion of Class C Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate representing the Class C Common Shares which were not converted.

(m)
On the date of conversion, the converted Class C Common Shares shall automatically become Class B Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class B Common Shares and the Class C Common Shares according to the provisions of the Act.

(n)
In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares, the Class B Common Shares or the Class C Common Shares, the holders of the Class A Common Shares, the holders of the Class B Common Shares and the holders of the Class C Common Shares shall be entitled to receive the remaining property of the Company; the Class A Common Shares, the Class B Common Shares and the Class C Common Shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II.  The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)
Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b)
Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares to holders under the Amalgamation (the “Amalgamation Redemption Date”) and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Aggregate Redemption Amount (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i)
Notice. Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii)
Delivery of Aggregate Redemption Amount. On or before the Redemption Date, the Company shall deliver or cause to be delivered to CIBC Mellon Trust Company (the “Depository”) at its principal office in the City of Montréal, $39 (the “Redemption Amount”) in respect of each Redeemable Share to be redeemed (the “Aggregate Redemption Amount”). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company’s obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii)
Payment of Aggregate Redemption Amount. From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the principal office of the Depository in the City of Montréal of the certificate representing the common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and the holder’s letter of transmittal or such other documents as the Company or the Depository may, in its discretion, consider acceptable, or, if such Redeemable Shares were issued subsequent to the Amalgamation, on presentation and surrender of the certificate representing such Redeemable Shares, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefor unless payment of the aforesaid Aggregate Redemption Amount has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Amount be payable by the Company or the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv)
Discharge of obligations. Immediately after the Amalgamation or the issuance of the Redeemable Shares in the event they are issued subsequent to the Amalgamation, and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Redemption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v)
Lost certificates. In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder’s letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to the Company and the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(c)
In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Class A Common Shares, the Class B Common Shares and the Class C Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d)	The amount of $39 is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

(e)
The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than 2/3 of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

APPENDIX 2 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1)
Effective immediately after the Redemption Date, no securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2)	The directors may, when they deem it expedient:

(a)	borrow money upon the credit of the Company;

(b)	issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c)	hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3)	Subject to the provisions of the Act, the shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4)	Subject to the provisions of the Act, the annual meeting of the shareholders may be held outside Québec.

(5)	Subject to the provisions of the Act, the election of the directors may be held outside Québec.

APPENDIX 3 TO THE ARTICLES OF AMALGAMATION
OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

CONVERSION PROVISIONS

1.	Upon the Amalgamation:

(a)
the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an issued and paid-up share capital equal to the issued and paid-up share capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c)
the common shares of MX (the “MX Shares”) outstanding immediately prior to the date shown on the certificate of amalgamation (the “Effective Date”) issued by the enterprise registrar acting under the Act attesting the Amalgamation shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable common shares of TSX (the “TSX Shares”) equal to the product of the number of such MX Shares held by such holder multiplied by a ratio (the “Exchange Ratio”) of 0.7784 TSX Share for each MX Share (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by the Company in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the shareholder of MX (the “MX Shareholder”, all the shareholders of MX being collectively referred to as the “MX Shareholders”) will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by the Company on redemption of Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

Any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by the Company to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)
in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph 1(c) above, the Company shall cause 9190-1983 Québec Inc. (“Newco”) to issue to TSX, in consideration for the Company issuing to Newco such number of Class C Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class A preferred shares of Newco having a total value of $100,000,000 and such number of class A common shares of Newco as represents the balance of the Value.

2.	Issued and paid-up share capital

(a)
the amount to be added to the issued and paid-up share capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by the Company under the Amalgamation under 1(d) above on the Effective Date shall be obtained by:

(i)
adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)
deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)
multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)
the amount to be added to the issued and paid-up share capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by the Company under the Amalgamation under 1(b) above on the Effective Date shall be obtained by:

(i)
adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)
deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)
multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation,

(c)
the amount to be added to the issued and paid-up share capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)
for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of the Company shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common Share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)
notwithstanding paragraph 2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the issued and paid-up share capital of the Class B Common Shares as determined by paragraph 2(b) above and, if necessary, the amount that would otherwise be credited to the issued and paid-up share capital of the Class C Common Shares as determined by paragraph 2(a) above, shall be reduced by the amount necessary to achieve this result.

3.
In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

SCHEDULE B

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1 DEFINITIONS  In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a)
“Act” means the Companies Act (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the Companies Act and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b)	“approved participant” refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;

(c)	“articles” means the articles of amalgamation of the Company attached to the certificate of amalgamation dated ☐, as from time to time amended;

(d)	“by-laws” means these general by-laws and any other by-law of the Company from time to time in force and effect;

(e)
words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f)
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms of provisions; and

(g)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1 ANNUAL MEETINGS  Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2 SPECIAL GENERAL MEETINGS  Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3 NOTICE OF MEETING  Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4 CHAIRMANThe Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5 QUORUM, VOTING AND ADJOURNMENTS  Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at such meeting, present in person or represented by proxy; shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6 RIGHT TO VOTE  At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shareholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7 SCRUTINEERS  The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8 ADDRESSES OF SHAREHOLDERS  Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9 RESOLUTION IN WRITING IN LIEU OF MEETING.  A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

      A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10 PARTICIPATION BY TELEPHONE.  Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1 ELECTION OF DIRECTORS AND TERM OF OFFICE  Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2 ACTS OF DIRECTORSAll acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3 POWER TO ALLOT STOCK AND GRANT OPTIONS  Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in such resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and place fixed by the directors.

SECTION 3.4 POWER TO DECLARE DIVIDENDSThe directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5 PLACE OF MEETINGS AND NOTICESAll meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised by a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6 CHAIRMAN The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7 QUORUM  A majority of the directors in office shall constitute a quorum.

SECTION 3.8 ADJOURNMENT Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9 VACANCIES AND RESIGNATION  In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1 COMMITTEES OF THE BOARD  The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2 TRANSACTION OF BUSINESS  The powers of a committee of the Board of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3 ADVISORY BODIES  The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4 PROCEDURE  Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5 LIMITS ON AUTHORITY  The Board of Directors may not delegate to any committee the authority to:

(a)	Submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)
Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c)	Issue securities except in the manner and on the terms authorized by the directors;

(d)	Declare dividends;

(e)	Purchase, redeem or otherwise acquire shares issued by the Company;

(f)	Approve a take-over bid circular, directors’ circular, or issuer bid circular referred to in the Securities Act (Québec);

(g)	Approve any financial statements referred to in the Securities Act (Québec); or

(h)	Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1 OFFICERS  The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties; in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, however, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2 CHAIRMAN OF THE BOARD  The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3 PRESIDENT  The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4 VICE-PRESIDENT OR VICE-PRESIDENTS  The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5 TREASURER AND ASSISTANT-TREASURERS  The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6 SECRETARY AND ASSISTANT-SECRETARIES  The Secretary shall attend to the giving of all notices of the Company and. shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7 SECRETARY-TREASURER  Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the “Secretary-Treasurer”.

SECTION 5.8 REMOVAL  The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer’s stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1 SHARE CERTIFICATES  Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2 TRANSFER OF SHARES  A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are .represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3 TRANSFER AGENTS AND REGISTRARS  The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4 REPLACEMENT OF CERTIFICATES.  Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company’s debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

  The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

  From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a)
Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)
Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable, instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c)
Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

    For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company’s regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the Autorité des marchés financiers. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the Autorité des marchés financiers, regulatory services to other exchanges, self-regulatory organizations trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a)
To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an “Indemnitee”) shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i)
all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corporate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii)
all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b)
Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c)
For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d)
To the extent permitted by law, and subject to subsection (5), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e)
Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (2) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f)	Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.

(g)
Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person’s defense.

(h)
The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

    The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings, orders, instructions and directions (collectively, the “Rules and Policies”) not inconsistent with the Securities Act (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

    The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

    Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the Securities Act (Québec) or by the Autorité des marchés financiers, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

    Such Rules and Policies shall be effective without the shareholders’, approved participants’ or listed companies’ approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the Autorité des marchés financiers.

    Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a)
the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company’s facilities and generally;

(b)	requirements applicable to or in respect of derivative products;

(c)	requirements applicable to or in respect of the securities of listed companies;

(d)	compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e)	trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;

(f)	the provision of information, cooperation and/or assistance;

(g)	the payment of fees, costs, forfeitures, penalties, fines and/or other amounts; and

(h)	hearing practices, where applicable; and

(i)
the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1 Exchange of Information, Agreements To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

      The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2 Approved Participant Agreements, Listed Company Agreements, etc. In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company’s facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ENACTED on ☐

Witness the signatures of the President
and the Secretary of the Company.

President

Secretary

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a)
to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b)	to limit or increase the amount to be borrowed;

(c)
to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d)
to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e)
to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f)
as security for any discounts, overdrafts, loans, credits advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g)	to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on ☐ Witness the signatures of the President and the Secretary of the Company.

President
Secretary

SCHEDULE 1.1.11

AMALGAMATION BY-LAW

(see attached)

“BY-LAW 2007-1

1.
THAT the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Quebec) and subject to the terms and conditions set forth in the form of Combination Agreement, a copy of which is attached hereto as Exhibit A, and the form of Amalgamation Agreement by and among SubCo, the Company, TSX Group Inc. and 9190-1983 Québec Inc. (the “Amalgamation Agreement”), a copy of which is attached hereto as Exhibit B; and

2.
THAT the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3.
THAT any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an “Authorized Signatory”) be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such agreement; and

4.
THAT any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Quebec); and

5.
THAT any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6.
THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company’s shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so.”

SCHEDULE 1.1.12

AMALGAMATION RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF
BOURSE DE MONTRÉAL INC. / MONTRÉAL EXCHANGE INC. (the “Company”)

WHEREAS by agreement dated December 10, 2007 (the “Combination Agreement”) between the Company and TSX Group Inc. (“TSX”), the Company agreed that it would amalgamate with 9189-7058 Québec Inc. (“SubCo”), as a result of which the Company shall become a wholly-owned subsidiary of TSX;

RESOLVED THAT the following by-law adopted by the Board of Directors of the Company on December 9, 2007, be and is hereby confirmed as By-Law No. 2007-1 of the Company:

“BY-LAW 2007-1

1.
THAT the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Quebec) and subject to the terms and conditions set forth in the form of Combination Agreement, a copy of which is attached hereto as Exhibit A, and the form of Amalgamation Agreement by and among SubCo, the Company, TSX Group Inc. and 9190-1983 Québec Inc. (the “Amalgamation Agreement”), a copy of which is attached hereto as Exhibit B; and

2.
THAT the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3.
THAT any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an “Authorized Signatory”) be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such agreement; and

4.
THAT any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Quebec); and

5.
THAT any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6.
THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agreement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company’s shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so.”

SCHEDULE 1.1.77

REGULATORY APPROVALS

1.	Compliance with the Competition Act with respect to the transactions contemplated by this Agreement in any one of the following manners:

(a)	the issuance of an advance ruling certificate by the Commissioner pursuant to section 102(1) of the Competition Act with respect to the transactions contemplated by this Agreement; or

(b)
TSX and MX have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived; or

(c)	the obligation to give the notice required under section 114 of the Competition Act has been waived pursuant to subsection 113(c) of the Competition Act,

and, in the case of (b) or (c) above, TSX has been advised in writing by the Commissioner or a person duly authorized by the Commissioner that the Commissioner has determined that grounds do not exist, at that time, for her to make an application to the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any material terms and conditions attached to any such advice would not adversely affect TSX in the sole discretion of TSX, acting reasonably, and such advice has not been rescinded or amended.

2.
A decision of the AMF granting its approval for the necessary changes to the articles of MX to the extent necessary to permit the Amalgamation to be consummated in accordance with its terms and the terms of this Agreement and the Amalgamation Agreement.

3.
A decision of the AMF authorizing Amalco to carry on exchange activities and issuing a new recognition order (the “Amalco Recognition Order”) in replacement of the Recognition Order, as necessary to permit the Amalgamation to be consummated in accordance with the terms of this Agreement and the Amalgamation Agreement.

4.	A decision of the AMF in connection with termination of 1999 Agreement.

5.
Conditional approval of Toronto Stock Exchange to the listing of the TSX Shares issuable as contemplated hereby and any related approval of the OSC in connection therewith which may be required pursuant to Schedule A of the TSX Recognition Order.

6.
A decision of the OSC amending the exemptive relief granted to MX as necessary to permit the Amalgamation to be consummated in accordance with the terms of this Agreement and the Amalgamation Agreement.

7.
Approval by the SEC of such rule changes by Boston Stock Exchange, Inc. (“BSE”) as the SEC may deem to be required to be filed pursuant to Section 19(b) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 19b-4 thereunder as a result of the transactions contemplated by this Agreement and the completion by BSE, BOX and MX and its Subsidiaries of such actions as may be necessary as a condition to the effectiveness of such approval.

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF MX

3.1.1
Corporate Existence and Power. MX is a company duly incorporated, validly existing and in good standing, to the extent that such concept is recognized, under the laws of Québec and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. MX is duly registered or otherwise authorized to do business and is in good standing, to the extent that such concept is recognized, in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.2
Corporate Authorization. The execution, delivery and performance by MX of this Agreement and the consummation by MX of the transactions contemplated hereby are within MX’s corporate powers and have been duly authorized by the Board of Directors and no other corporate proceedings on the part of MX are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the MX Circular and the approval by MX Shareholders of the Amalgamation Resolution. This Agreement constitutes a valid and binding agreement of MX, enforceable against MX in accordance with its terms.

3.1.3
Governmental Authorization. The execution, delivery and performance by MX of this Agreement and the consummation by MX of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Enterprise Registrar under the Companies Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies, including, without limitation, as set forth in the MX Disclosure Letter; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.4
Non-Contravention. The execution, delivery and performance by MX of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the MX Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of MX or the constating documents of any of its Subsidiaries (including CAREX and BOX); (ii) assuming compliance with the matters referred to in paragraph 3.1.3 above, contravene, conflict with, or result in a violation or breach of any provision of, any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract binding upon MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) or affecting any of their respective assets; or (iv) result in the creation or imposition of any Lien on any asset of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX), with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX. True and complete copies of the articles of incorporation and by-laws of MX as currently in effect have been made available to TSX and MX has not taken any action to amend or succeed such documents, except as contemplated in this Agreement.

3.1.5
Capitalization. The authorized share capital of MX consists of an unlimited number of MX Shares and an unlimited number of preferred shares, issuable in series. As at the date hereof: (i) there are issued and outstanding the number of MX Shares set out in the MX Disclosure Letter and no preferred shares were issued and outstanding; (ii) an aggregate of 190,000 MX Shares are issuable upon the exercise of all outstanding MX Options. Except as disclosed in the MX Disclosure Letter and with respect to the MX Options, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by MX of any shares or other securities of MX (including MX Shares and preferred shares) or any of its Subsidiaries (including CAREX and BOX), and neither MX nor any of its Subsidiaries (including CAREX and BOX) has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of MX (including MX Shares and preferred shares) or any of its Subsidiaries (including CAREX and BOX). All outstanding MX Shares have been duly authorized and validly issued, are fully paid and nonassessable, (and no such shares have been issued in violation of any preemptive or similar rights) and all MX Shares issuable upon the exercise of rights under the MX Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. Except as disclosed in the MX Disclosure Letter, no MX Shareholder is entitled to any pre-emptive or other similar right granted by MX or any of its Subsidiaries (including CAREX and BOX). Except as disclosed in the MX Disclosure Letter, there are no outstanding contractual or other obligations of MX or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a Subsidiary.

3.1.6
Subsidiaries. The MX Disclosure Letter sets forth the following information with respect to each Subsidiary (including CAREX and, to the knowledge of MX, BOX) of MX: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities and debt instruments and a list of registered and, if known, beneficial holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary (including CAREX and, to the knowledge of MX, BOX) of MX is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on MX. MX is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries (other than MCeX, with respect to which MX owns the issued and outstanding shares as set forth in the MX Disclosure Letter), free and clear of any Encumbrances. All of the shares and other equity interests owned by MX in its Subsidiaries, CAREX or BOX are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the equity interests owned by MX, directly or indirectly in any Subsidiary (or CAREX or BOX) of MX, and except as set forth in the MX Disclosure Letter, neither MX nor any Subsidiary (or CAREX of MX owns, beneficially or of record, any equity interest of any kind in any other Person.

3.1.7 Reporting Status and Securities Laws Matters.

3.1.7.1
MX is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws and is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of MX and, to the knowledge of MX, except as set forth in the MX Disclosure Letter, no inquiry or investigation with respect to MX (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the MX Public Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. MX has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by MX with the Securities Authorities since February 23, 2007, except where the failure to timely file would not reasonably be expected to have a Material Adverse Effect on MX. MX has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential.

3.1.7.2
MX has established and maintains disclosure controls and procedures within the meaning of Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. MX’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to MX, including its consolidated subsidiaries, is made known to MX’s chief executive officer and its chief financial officer by others within those entities, particularly during the period in which MX’s filings under applicable securities Laws are being prepared. MX has established and maintains internal control over financial reporting within the meaning of Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. MX’s internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. MX has disclosed in its most recent interim MD&A any change in MX’s internal control over financial reporting that occurred during MX’s most recent interim period that has materially affected, or is reasonably likely to materially affect, MX’s internal control over financial reporting. MX has made available to TSX copies of any written notifications it has received to date since February 23, 2007 of a (i) significant deficiency or (ii) material weakness in MX’s internal control over financial reporting.

3.1.8
Hart-Scott Rodino Antitrust Improvements Act of 1976. MX (including entities controlled by MX): (i) held no more than US$59.8 million in assets (other than investment assets, or voting or non-voting securities of another Person) located in the United States of America, based on its most recent regularly prepared balance sheet; and (ii) had aggregate sales of no more than US$59.8 million in or into the United States of America in its most recent fiscal year for which financial data are reasonably available, in each case calculated in accordance with § 802.51 of the Regulations under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

3.1.9
Financial Statements. The audited consolidated financial statements as at and for the year ended December 31, 2006 and unaudited consolidated interim financial statements of MX as at and for the nine-month period ended September 30, 2007 (including, in each case, any notes and schedules thereto) included in the MX Disclosure Record (collectively, the “MX Financial Statements”) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the consolidated financial position of MX and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

3.1.10
Absence of Certain Changes. Since December 31, 2006: (i) other than the transactions contemplated in this Agreement, the business of MX and its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) has been conducted in the ordinary course of business consistent with past practice (it being understood that CAREX and MCeX are start-up enterprises); (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX that has not been disclosed in the MX Disclosure Record; (iii) other than as disclosed in the MX Financial Statements, there has not been any change in the accounting policies used by MX and its Subsidiaries (including CAREX); and (iv) except in the ordinary course of business consistent with past practice or as set forth on the MX Disclosure Letter, there has not been any increase in salary, bonus or benefits to any director, officer or employee of MX.

3.1.11
No Undisclosed Material Liabilities. Except as set forth on the MX Disclosure Letter, there are no liabilities or obligations of MX or any of its Subsidiaries (including CAREX), whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the MX Financial Statements or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.12
Compliance with Laws. Except as set forth on the MX Disclosure Letter, MX and each of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) and their respective assets is, and since January 1, 2006 has been, in compliance with, and to the knowledge of MX is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law (including privacy Laws), except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX.

3.1.13
Litigation. As at the date hereof, there are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to MX (collectively, “Legal Actions”) pending against or, to the knowledge of MX, threatened against or, affecting MX or any of its Subsidiaries (including CAREX and BOX) or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, which Legal Actions would reasonably be expected to have a Material Adverse Effect on MX, other than as set forth on the MX Disclosure Letter. At the date hereof, neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on MX.

3.1.14
Taxes. MX and each of its Subsidiaries (including CAREX) has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the MX Financial Statements. To the knowledge of MX, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to MX or its Subsidiaries (including CAREX) in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MX. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by MX and any of its Subsidiaries.

3.1.15
Real Property. Neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) owns any real or immovable property. With respect to the real or immovable property leased, subleased or occupied by MX or its Subsidiaries (including CAREX), all of which is listed in the MX Disclosure Letter (the “Leased Real Property”): (i) the lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect with respect to MX or its Subsidiaries (including CAREX), as the case may be, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been made available by MX to TSX, and none of MX or any of its Subsidiaries (including CAREX) or, to the knowledge of MX, the landlord is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of MX or its Subsidiaries (including CAREX) or permit termination, modification or acceleration by any third party thereunder; and (ii) no third party has repudiated or has the right to terminate or repudiate such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on MX.

3.1.16
Personal Property. MX and its Subsidiaries (including CAREX) have good and valid title to, or a valid and enforceable interest (whether a leasehold interest or otherwise) in, all personal or movable property owned or leased or otherwise held or used by them, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MX.

3.1.17	Intellectual Property.

3.1.17.1
The MX Disclosure Letter sets forth as at the date hereof a complete and accurate list of all of the following throughout the world granted to, applied for or owned by MX and its Subsidiaries (including CAREX): (i) Patents, (ii) registered Trademarks (including Internet domain name registrations) and material unregistered Trademarks, (iii) registered Copyrights and material unregistered Copyrights and (iv) material Information Technology which are owned by MX (collectively, the “MX Owned Intellectual Property”). Such list includes, where applicable, the record owner, jurisdiction and registration and/or application number, and date issued (or filed) for each of the foregoing.

3.1.17.2
MX and its Subsidiaries (including CAREX) are the sole and exclusive owners of or have a valid right to use, free and clear of all Encumbrances, all of the Technology used in or necessary for the conduct of their business as currently conducted or contemplated to be conducted, subject to the terms of any applicable third party license agreements. The MX Owned Intellectual Property and, to the knowledge of MX, any Intellectual Property used in the business of MX and its Subsidiaries (including CAREX), is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned.

3.1.17.3	The MX Disclosure Letter sets forth a complete and correct list of the License Agreements.

3.1.17.4
Except as disclosed in the MX Disclosure Letter, no licenses or rights have been granted including under source code escrow agreement to access, use or distribute the source code, or to use source code to create Derivative Works, of any product currently marketed by, commercially available from, or under development by MX or any of its Subsidiaries for which MX or any of its Subsidiaries (including CAREX) possesses the source code.

3.1.17.5
To the knowledge of MX, the conduct of the business of MX and its Subsidiaries (including CAREX), as presently conducted and as proposed to be conducted, does not conflict with or result in violation of any Intellectual Property of any other Person.

3.1.17.6
Except as disclosed in the MX Disclosure Letter, to the knowledge of MX, no third party is misappropriating, infringing, diluting or violating any MX Owned Intellectual Property or Technology used by MX and its Subsidiaries (including CAREX), except misappropriations, infringements, dilutions or violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on MX, and no Legal Action or other adversarial claims have been brought or threatened against any third party by MX and its Subsidiaries (including CAREX).

3.1.17.7
Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX, the Information Technology: (i) is free from defects that would render it inoperable or unusable as a whole; and (ii) does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used to access, modify, delete or damage any of the Information Technology.

3.1.17.8
With respect to any MX Owned Intellectual Property, including Information Technology, such MX Owned Intellectual Property was either developed (i) by employees of MX and its Subsidiaries within the scope of their employment or (ii) by independent contractors who have vested all rights in and to such Intellectual Property to MX or any of its Subsidiaries (including CAREX) pursuant to written agreements (such as by assignment or work-made-for-hire provisions). All current and former officers, employees and consultants having participated in or contributed to the development of the Technology are subject to and have agreed in writing to be bound by MX’s Code of Ethics, including the express provisions thereof relating to the confidentiality of confidential Technical Information of MX or any of its Subsidiaries (including CAREX) and the Intellectual Property rights of MX in all such Technology and Technical Information and copyrighted works.

3.1.17.9
MX and its Subsidiaries (including CAREX) have established (and are operating in material compliance with) commercially reasonable disaster recovery plans, procedures and facilities, including hardware and software, and have taken commercially reasonable steps to safeguard all hardware, software and Information Technology that is material to their business and restrict unauthorized access thereto.

3.1.17.10
All of the Information Technology used in or necessary to the conduct of the business of BOX as currently conducted or contemplated to be conducted, other than Third Party Software that is otherwise available on prevailing market terms or otherwise commercially reasonable terms, is licensed from MX or one of its Subsidiaries.

3.1.18
Insurance. MX and its Subsidiaries (including CAREX) maintain policies of insurance as are listed in the MX Disclosure Letter and MX and its Subsidiaries (including CAREX), as the case may be, in compliance in all material respects with all requirements with respect thereto. MX and its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of MX and its Subsidiaries (including CAREX and BOX). To the knowledge of MX, there are no facts that, at the date hereof, would give rise to an obligation of MX to indemnify its directors and officers.

3.1.19
Material Contracts. All Contracts to which MX or any of its Subsidiaries (including CAREX) is a party or by which any of them is bound: (i) which involve aggregate future payments by or to any of them in excess of $500,000 in any 12-month period or which extend for a period of more than two years and are not terminable without penalty of less than $200,000; (ii) with any Governmental Entity (including licences); (iii) entered into since December 31, 2006, for the sale of securities or material assets of MX or any of its Subsidiaries (including CAREX), or for the acquisition of securities, material assets or material businesses of others (by merger, amalgamation, reorganization, arrangement or otherwise) or for the grant to any person of any preferential rights to purchase any of its material assets; (iv) which are indentures, credit agreements, security agreements, mortgages, hypothecs, guarantees, promissory notes and other Contracts relating to the borrowing of money in excess of $250,000; (v) under which MX or any if its Subsidiaries (including CAREX) has any liabilities to any (a) current director or officer of any of MX or any of its Subsidiaries (including CAREX) or any person that has served within the past two years as such or any of such Person’s immediate family members; (b) registered or beneficial owner of more than five percent of the MX Shares as the date hereof; or (c) to the knowledge of MX, any Affiliate or Associate of any Person referred to in clauses (a) or (b) (other than MX or any if its Subsidiaries (including CAREX); and (vi) which are of the type referred to above and outside the ordinary and regular course of business; (collectively, “MX Material Contracts”) are listed in the MX Disclosure Letter.

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MX: (i) each of the MX Material Contracts and each of the BOX Material Contracts is in full force and effect, is valid, binding and enforceable against MX or its Subsidiaries (including CAREX or, to the knowledge of MX, BOX), as the case may be; (ii) except as set out in the MX Disclosure Letter no notice of termination been given thereunder; and (iii) neither MX nor any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) is in breach or default under any MX Material Contract or BOX Material Contract or is aware of any condition that with the passage of time or the giving of notice or both would result in such a breach or default by MX or its Subsidiaries (including CAREX or, to the knowledge of MX, BOX). Neither MX nor any of its Subsidiaries has received written notice of any breach or default under any MX Material Contract by any other party thereto, except where any such violation or default would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on MX.

3.1.20
Indebtedness. The MX Disclosure Letter sets forth a true and complete summary of the outstanding consolidated Indebtedness of MX and each of its Subsidiaries (including CAREX) at the date hereof and, to the knowledge of MX, the Indebtedness of BOX at September 30, 2007.

3.1.21	Pension and Employee Benefits

3.1.21.11
The MX Disclosure Letter lists all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) for the benefit of employees and former employees (including the MX Employee Purchase Plan and the MX Stock Option Plan) (collectively, the “MX Plans”).

3.1.21.12	MX and each of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) have complied in all material respects, with the terms of all MX Plans and with all applicable Laws relating thereto.

3.1.21.13	All of the MX Plans are established and registered and, in all material respects, administered in accordance with all applicable Laws and in accordance with their terms.

3.1.21.14
All current obligations of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) regarding the MX Plans have been satisfied except as would not reasonably be expected to have a Material Adverse Effect on MX and no Taxes are due and payable under any of the MX Plans.

3.1.21.15	Each MX Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable.

3.1.21.16
To the knowledge of MX, no MX Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of MX, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any MX Plan required to be registered.

Except as set out in the MX Disclosure Letter, neither the execution and delivery of this Agreement by MX nor consummation of the Amalgamation nor compliance by MX with any of the provisions hereof, shall result in any payment by MX or any of its Subsidiaries (including CAREX, and to the knowledge of MX, BOX) (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of MX or any of its Subsidiaries (including CAREX and, to the knowledge of MX, BOX) or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any MX Plan or restriction held in connection with a MX Plan.

3.1.22
Customers. The MX Disclosure Letter sets out a list of the 10 largest customers (by two-sided volume of transactions and by value of transactions (being gross transaction revenue before any rebates or, in respect of certain contracts, licensing royalties) and ranked in descending order) of MX and its Subsidiaries for the year ended December 31, 2006 and for the ten-month period ended October 31, 2007 (the “Material Customers”). No Material Customer has, since December 31, 2006, cancelled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with MX or any Subsidiary.

3.1.23
Brokers. Except for National Bank Financial Inc. and Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, MX in connection with this Agreement or the Amalgamation. MX has made full disclosure in the MX Disclosure Letter to TSX of all fees to be paid to each of National Bank Financial Inc. and Citigroup Global Markets Inc. under the terms of the respective agreements with each of them.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF TSX

3.2.1
Corporate Existence and Power. TSX is a corporation duly incorporated, validly existing and in good standing, to the extent such concept is recognized, under the laws of Ontario and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. TSX is duly registered or otherwise authorized to do business and is in good standing, to the extent such concept is recognized, in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.2
Corporate Authorization. The execution, delivery and performance by TSX of this Agreement and the consummation by TSX of the transactions contemplated hereby are within TSX’s corporate powers and have been duly authorized by the board of directors of TSX and no other corporate proceedings on the part of TSX are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of TSX, enforceable against TSX in accordance with its terms.

3.2.3
Governmental Authorization. The execution, delivery and performance by TSX of this Agreement and the consummation by TSX of the transactions contemplated hereby and under the Amalgamation Agreement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) filings with the Enterprise Registrar under the Companies Act; (ii) the Regulatory Approvals; (iii) compliance with any applicable securities Laws, stock exchange rules and policies; and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.4
Non-Contravention. The execution, delivery and performance by TSX of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Amalgamation Agreement do not and will not, except as set out in the TSX Disclosure Letter: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of TSX or the constating documents of any of its Subsidiaries; (ii) assuming compliance with the matters referred to in paragraph 3.2.3 above, contravene, conflict with, or result in a violation or breach of any provision of, any applicable Law; (iii) require any notice or consent or other action by any Person under, contravene, conflict with, violate, breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which TSX or any of its Subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract binding upon TSX or any of its Subsidiaries or affecting any of their respective assets; or (iv) result in the creation or imposition of any Lien on any asset of TSX or any of its Subsidiaries or give rise to any liabilities or obligations of TSX or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not have, or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX. True and complete copies of the articles of incorporation and by-laws of TSX as currently in effect have been delivered to MX and TSX has not taken any action to amend or succeed such documents.

3.2.5
Capitalization. The authorized share capital of TSX consists of an unlimited number of TSX Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof: (i) there are issued and outstanding the number of TSX Shares set out in the TSX Disclosure Letter and no preferred shares were issued and outstanding; (ii) an aggregate of 977,555 TSX Shares are issuable upon the exercise of all outstanding TSX Options. Except with respect to the TSX Options or as set out in the TSX Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by TSX of any shares or other securities of TSX (including TSX Shares and preferred shares) or any of its Subsidiaries, and neither TSX nor any of its Subsidiaries has issued and outstanding any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of TSX (including TSX Shares and preferred shares) or any of its Subsidiaries. All outstanding TSX Shares have been duly authorized and validly issued, are fully paid and nonassessable, (and no such shares have been issued in violation of any preemptive or similar rights) and all TSX Shares issuable upon the exercise of rights under the TSX Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. No TSX Shareholder is entitled to any pre-emptive or other similar right granted by TSX or any of its Subsidiaries. There are no outstanding contractual or other obligations of TSX or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a Subsidiary.

3.2.6
Subsidiaries. The TSX Disclosure Letter sets forth the following information with respect to each Subsidiary of TSX, other than Subsidiaries of TSX whose total assets does not exceed 10% on a combined basis of the consolidated assets of TSX: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities and debt instruments and a list of registered and, to the knowledge of TSX, beneficial holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of TSX is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on TSX. TSX is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries, free and clear of any Encumbrances. All of such shares and other equity interests so owned by TSX are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the equity interests owned by TSX, directly or indirectly in any Subsidiary of TSX, and except as set forth in the TSX Disclosure Letter, neither TSX, directly or indirectly, nor any Subsidiary of TSX owns, beneficially or of record, any equity interest of any kind in any other Person.

3.2.7	Reporting Status and Securities Laws Matters.

3.2.7.1
TSX is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial securities Laws and is not in default of any material requirements of any securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of TSX and, to the knowledge of TSX, no inquiry or investigation with respect to TSX (formal or informal) of any Securities Authority, is in effect or ongoing or expected to be implemented or undertaken. The documents comprising the TSX Public Disclosure Record did not, at the time filed with Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. TSX has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by TSX with the Securities Authorities since December 31, 2006, except where the failure to timely file would not reasonably be expected to have a Material Adverse Effect on TSX. TSX has not filed any confidential material change reports with the Securities Authorities which at the date hereof remain confidential.

3.2.7.2
TSX has established and maintains disclosure controls and procedures within the meaning of Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. TSX’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to TSX, including its consolidated Subsidiaries, is made known to TSX’s chief executive officer and its chief financial officer by others within those entities, particularly during the period in which TSX’s filings under applicable securities Laws are being prepared. TSX has established and maintains internal control over financial reporting within the meaning of Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. TSX’s internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. TSX has disclosed in its most recent interim MD&A any change in TSX’s internal control over financial reporting that occurred during TSX’s most recent interim period that has materially affected, or is reasonably likely to materially affect, TSX’s internal control over financial reporting. TSX has made available to MX copies of any written notifications it has received to date since December 31, 2006 of a (i) significant deficiency or (ii) material weakness in TSX’s internal control over financial reporting.

3.2.8
Financial Statements. The audited consolidated financial statements as at and for the year ended December 31, 2006 and unaudited consolidated interim financial statements of TSX as at and for the nine months ended September 30, 2007 (including, in each case, any notes and schedules thereto) included in the TSX Public Disclosure Record (collectively, the “TSX Financial Statements”) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis as in effect on the dates of such financial statements (except as may be indicated in the notes thereto), the consolidated financial position of TSX and its consolidated Subsidiaries and their consolidated results of operations and cash flows as of the dates thereof and for the respective periods then ended (subject to year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

3.2.9
Absence of Certain Changes. Since December 31, 2006, (i) other than the transactions contemplated in this Agreement, the business of TSX and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX that has not been disclosed in the TSX Public Disclosure Record; and (iii) there has not been any change in the accounting policies used by TSX and its Subsidiaries.

3.2.10
No Undisclosed Material Liabilities. There are no liabilities or obligations of TSX or any of its Subsidiaries, whether or not required by GAAP to be reflected on or reserved against in a balance sheet or in the notes thereto, other than: (i) liabilities or obligations to the extent reflected in the TSX Financial Statements or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.11
Compliance with Laws. TSX and each of its Subsidiaries and their respective assets is, and since January 1, 2006 has been, in compliance with, and to the knowledge of TSX is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law (including privacy Laws) except for failures to comply, investigations or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TSX.

3.2.12
Litigation. As at the date hereof, there are no Legal Actions (such defined term being without reference to the knowledge of MX for the purposes of this Section 3.2.12) known to TSX pending against or, to the knowledge of TSX, threatened against or affecting TSX or any of its Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, which Legal Actions would reasonably be expected to have a Material Adverse Effect on TSX. At the date hereof, neither TSX nor any of its Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on TSX.

3.2.13
Taxes. TSX and each of its Subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid, or withheld and remitted on a timely basis all Taxes which are due and payable on or before the date hereof, other than those which are being diligently contested in good faith through proper proceedings and with respect to which adequate reserves in accordance with GAAP have been provided in the TSX Financial Statements. To the knowledge of TSX, there is no claim, audit, action, suit, proceeding or investigation now pending or threatened against or with respect to TSX or its Subsidiaries in respect of any material Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on TSX. There are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, or of the filing of any Return or any payment of Taxes by TSX and any of its Subsidiaries.

3.2.14
Intellectual Property. TSX and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate intellectual property rights and/or licenses (collectively, the “TSX Intellectual Property”) necessary to carry on the business now operated by them, and none of TSX or any Subsidiary has received any claim or allegation of any infringement of or conflict with asserted rights of others with respect to any TSX Intellectual Property or of, to the knowledge of TSX, any facts or circumstances which would render any TSX Intellectual Property invalid or inadequate to protect the interest of TSX or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect on TSX.

3.2.15
Insurance. TSX and its Subsidiaries maintain policies of insurance as are listed in the TSX Disclosure Letter and TSX is in compliance in all material respects with all requirements with respect thereto. TSX and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of TSX and its Subsidiaries.

3.2.16
Brokers. Except for BMO Nesbitt Burns Inc., Desjardins Securities Inc. and as set forth in the TSX Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, TSX in connection with this Agreement or the Amalgamation.

3.2.17	Financing.

3.2.17.1
TSX has made adequate arrangements to ensure that the required funds are available to effect the redemption for cash of the Amalco Redeemable Shares as of the Effective Date, and such financing is not subject to any conditions precedent other than those conditions set forth in Article 6 hereof.

3.2.17.2
TSX has provided the MX with copies of each executed commitment letter and other financing documents evidencing the financing arrangements referred to in Section 3.2.17.1 (collectively, the “Financing Commitment”). The Financing Commitment is a legal, valid and binding obligation of TSX and, to the knowledge of TSX, each of the other parties thereto. The Financing Commitment has not been amended or modified prior to the date hereof and as of the date hereof, the respective commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment is in full force and effect. As of the date hereof, no event has occurred which, with or without notice or lapse of time or both, would constitute a default or breach on the part of TSX or, to the knowledge of TSX, any other parties thereto, under the Financing Commitment. TSX covenants and agrees that it shall not amend the Financing Commitment without the prior written consent of MX, which consent shall not be unreasonably withheld or delayed, and TSX will provide to MX any amendments to the Financing Commitment and documents related thereto, or any notices given in connection therewith, as promptly as possible (and in any event, within 24 hours).

SCHEDULE 4.2

CERTAIN TERMS AND CONDITIONS OF THE AMALCO RECOGNITION ORDER
AND OF THE TSX UNDERTAKING TO THE AMF

TSX UNDERTAKING

TSX shall provide a written undertaking to the AMF containing the following provisions, or such substantially similar provisions as the TSX and the AMF may otherwise agree:

1.
TSX shall not do anything to cause Amalco to cease to be the Canadian national exchange for all derivatives trading and related products, including being the sole operator for trading of carbon and other emission credits in Canada;

2.	TSX shall cause the existing derivatives trading and related products operations of MX to remain in Montréal;

3.
TSX shall nominate every year for election to the board of directors of TSX, at every annual meeting of TSX held following the Effective Date, such number of directors who are resident of Québec as represents 25% of the total number of directors nominated for election in any such year, provided that all MX Nominees and Other Nominees shall be deemed to be residents of Québec for the purposes of this Undertaking regardless of whether or not they are residents of Québec;

4.
TSX shall cause the MX Nominees to be nominated for election to the board of directors of TSX at each of the first three annual meetings of TSX called following the Effective Date; provided that if any of the MX Nominees should resign, be ineligible or otherwise unable to serve as directors of TSX, the remaining MX Nominees shall be entitled to nominate the requisite number of replacement candidates for election (the “Other Nominees”). TSX shall only be obligated to nominate for election to the board of directors of TSX those Other Nominees who are able and eligible to serve as a director of TSX; and

5.	TSX shall cause at least one MX Nominee or Other Nominee to sit on each committee of the board of directors of TSX for a period of three years after the Effective Date.

For the purposes hereof, an MX Nominee or an Other Nominee shall be eligible to serve as a director of TSX if he or she is (i) independent from and unrelated to TSX and its Subsidiaries (other than Mr. Luc Bertrand); (ii) has no conflict of interest with TSX or its Subsidiaries; (iii) is a resident of Canada; and (iv) meets all requirements of applicable Law, including under the TSX Recognition Order.

AMALCO RECOGNITION ORDER

In order to ensure the permanence of MX’s derivatives expertise and the associated value-added employment in the derivatives and information technology sectors to remain in Montréal, the Amalco Recognition Order shall provide that:

1.	Amalco and CDCC’s head and executive offices will remain in Montréal;

2.	the most senior executive officer of each of Amalco and CDCC will reside and work in Montréal; and

3.	Amalco will retain the name “Bourse de Montréal Inc. / Montréal Exchange Inc”.

Notwithstanding the new provisions (outlined above) to be included in the Amalco Recognition Order, the Amalco Recognition Order shall contain substantially the same terms and conditions as those set out in the Recognition Order, except that the 10 % ownership limit in respect of MX will be replaced by the restriction that no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than 10% of any class or series of voting shares of TSX.